                               AMENDED FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                                  SECURITIES OF
                             SMALL BUSINESS ISSUERS


                           Under Section 12 (g) of The

                         Securities Exchange Act of 1934



                           AMERICARE HEALTH SCAN, INC.
                 (Name of Small Business Issuer In Its Charter)


              FLORIDA                                   65-0714523
   (State or Other Jurisdiction           (I. R. S. Employer Identification No.)
 of Incorporation or Organization)

20 Northwest 181st Street, Miami, Florida                  33169
 (Address of principal executive offices)                (Zip Code)

                                 (305) 770-1141
                           (Issuer's Telephone Number)

                                 (305) 651-0690
                          (Issuer's Telecopier Number)


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT.


TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
   COMMON STOCK                                           N/A
  .001 Par Value


OUTSTANDING AS OF DECEMBER 5, 2001
            14,765,148

PART I

ITEM 1.  DESCRIPTION OF BUSINESS

BACKGROUND

On February 3, 1994, Americare Health Scan, Inc. ("AHS") was incorporated under the laws of the State of Florida. From its inception through December 1996, AHS was a shell corporation with no operations. On July 24, 1996, AHS changed its name to Old Americare Health Scan, Inc. ("OAHS"). On December 31, 1996, OAHS merged with Environmental Digital Systems, Inc. ("EDS"), a Delaware corporation, and EDS was the surviving corporation. Three percent (3%) of the issued and outstanding shares of the surviving corporation went to the shareholders of EDS, and the remaining ninety-seven percent went to OAHS shareholders. Prior to the merger, EDS was a public shell corporation with no operations that had no affiliation or relationship with OAHS. Simultaneously with the December 31, 1996, merger between EDS and OAHS, EDS merged with Americare Health Scan, Inc., a corporation that was incorporated on August 8, 1996, under the laws of the state of Florida, and the surviving corporation was Americare Health Scan, Inc.

Americare Health Scan, Inc. (hereinafter the "Company") is a development stage company that competes in or is seeking to compete in the markets for medical diagnostic tests, blood glucose monitoring systems, and transdermal drug delivery systems. The Company has had no revenues from product sales since inception.

Americare Biologicals Inc. ("ABI") became a subsidiary of the Company after being acquired on September 30, 1996. ABI was incorporated under the laws of the state of Florida on September 9, 1992. ABI was a non-operating shell corporation between September 1992 and September 1996. Since September 1996, ABI has had no operations separate from the Company. The Company's policy is to report the financial condition and results of operations on a consolidated basis.

The Company also owns 25 percent of the issued and outstanding common stock of Americare Diagnostics, Inc. ("ADI") and Americare International Diagnostics Inc. ("AIDI"). ADI was incorporated under the laws of the state of Florida on February 19, 1996. It currently has no operations. ADI's assets consist of two United States patents covering a method for the non-invasive measurement of blood glucose levels through the skin, and one million (1,000,000) shares of Americare Health Scan, Inc. common stock. AIDI was incorporated under the laws of the state of Florida on June 10, 1996. AIDI currently has no operations. Its assets consist of a United States patent covering a method for the estimation of active infection by Helicobacter Pylori--the main cause of peptic ulcers, and one million (1,000,000) shares of Americare Health Scan, Inc. common stock.

Americare Technologies, Inc. ("ATI"), a related entity, was incorporated under the laws of the state of Florida on February 19, 1996. ATI currently has no operations. Its assets consist of four United States patents covering the transdermal delivery of high molecular weight drugs.

Joseph P. D'Angelo, D.D.S., his family, and affiliated entities control the Company, Americare Diagnostics, Inc., Americare International Diagnostics Inc., and Americare Technologies, Inc. They collectively own 11,240,941 or 76.1% of the 14,765,148 shares of issued and outstanding common stock of the Company; 12,655,392 or 56.86% of the 22,255,671 shares of issued and outstanding common stock of Americare Diagnostics, Inc.; 12,951,601 or 68.37% of the 18,649,051 shares of issued and outstanding common stock of Americare International Diagnostics, Inc.; and 12,908,445 or 83.65% of the 15,191,753 shares of issued and outstanding common stock of Americare Technologies, Inc. Dr. D'Angelo is the President of each of these entities.


The Company is considering a consolidation of the Company and its related entities. Such consolidation is a present only in the talking stages, therefore, no agreements related to the proposed consolidation have materialized. Such proposals will be presented to the Board of the appropriate corporate entities for their discussions and approval. If successful, the proposals will then be presented for vote by each corporate entity for the shareholders' approval or denial. The Company has not progressed beyond the talking stages therefore consolidation would not be accomplished in the foreseeable future. There are no documents reflecting such potential consolidation at this time.






The Company is currently seeking to market its Saliva HIV Test in South America through independent distributors, and is attempting to raise debt and/or equity financing. Becoming fully reporting would enhance shareholder value if these efforts are successful in whole or in part.


THE COMPANY'S PRODUCTS

None of the below-listed technologies or products has been approved for sale in the United States by the Food and Drug Administration ("FDA"). Except for the Saliva Collector and Saliva HIV Test Kit, none of our technologies is ready for sale outside the United States. The Company, however, through independent distributors, is currently seeking regulatory approval of, and the right to market, its Saliva HIV Test Kit in Brazil, Argentina, Paraguay, Uruguay, and Venezuela. Each independent distributor bares all expenses relating to its regulatory and marketing efforts. The Company expects that the relevant regulatory authorities in the above-referenced countries will render decisions regarding its Saliva HIV Test by the end of the year. To date, the Company's Saliva HIV Test Kit has not been approved for sale in any foreign country.

The completion of previously commenced research and development work on the Company's technologies other than the Saliva Collector and Saliva HIV Test will require tens of millions of dollars. The Company is currently attempting to raise funds to develop and exploit those technologies, but there is no assurance that the Company will be able to obtain such funding.

ANA-SAL(TM)SALIVA COLLECTOR


Most blood tests refer to the determination of the presence or absence of certain analytes and the quantitative and/or qualitative analysis of the analytes which are contained in the serum which are the components of the blood. There are two components of the blood - - the plasma or serum and the cells. The components of the saliva, i.e., the cirricular crevice transidate which are reference in Americare's saliva test contain analytes which are also present in the serum or plasma portion of the blood. Saliva is a very complex body fluid. It contains secretions and excretions from a multitude of sources, i.e., various glands such as the parotid maxillary, mandibular, mucus, palatine sinuses, and also other sources.

It has been demonstrated by numerous researchers over the past 50 years that the cirricular crevice transidate, (the secretions which exist between the gums of the teeth) have the same components as plasma or serum of the blood. Therefore, the cirricular crevice transidate contains the elements of the body chemistry, foreign chemical invaders such as drugs, elements of the immune system responses, etc. The Ana Sal Saliva Collector has been designed to collect the cirricular crevice transidate secretions, enable to have the components transidate be separated from the collector without binding to the collector material. The properties of the Americare Saliva Collector will thusly maximize the quantity of analytes available for testing by the lateral fluid technology.


The Company's Ana-Sal(TM) Saliva Collector is designed for the collection, recovery, dispensing, and on-the-spot testing of saliva samples. The device consists of a recovery container in the shape of a small flexible plastic test tube, and a cylinder-shaped collector made of polyurethane foam. Prior to sample collection, the subject must refrain from eating or drinking for at least four hours. To collect a sample, the subject simply places the collector in his mouth between the cheek and gums for approximately five minutes. Thereafter, the collector is placed in the plastic test tube, which is then squeezed so that the saliva flows out of the collector into the reservoir at the bottom of the test tube. The sample can then be analyzed.


The Company's Saliva Collector is designed to replace or serve as an alternative to more traditional and invasive sample collection methodologies such as drawing blood which will require to be separated into the two factors, i.e., cells and plasma. It can be used with a number of diagnostic tests, including but not limited to analysis for HIV antibodies, Anthrax antibodies, hepatitis, and drugs of abuse. Ana-Sal Saliva Collector although its construction and ability to maximize the collection of the curricular crevice transidate and recovery from the absorbent portion of the collector, it has not been approved for use with any diagnostic test as of this date.


A patent for the Saliva Collector was issued to the Company on June 8, 1999--Patent No. 5,910,122--and there is one pending United States patent application relating to improvements of the Saliva Collector.

In March 2000, the Company entered into a confidential supply and license agreement with a Massachusetts company for the manufacture of the Saliva Collector. To date, the Company has not realized any revenues from this agreement.

ANA-SAL(TM)SALIVA HIV TEST

According to the World Health Organization, there are currently 36 million people worldwide who are infected with HIV, the virus that causes AIDS, including 800,000 to 900,000 in the United States. Since 1981, over 22 million people have died from AIDS, which is now the fourth leading cause of death globally, and the leading cause of death in Africa. Ninety percent of those with HIV/AIDS live in developing countries, and seventy-five percent live in Sub-Saharan Africa. Last year, 5.3 million people worldwide--14,500 per day--were newly infected with HIV. Worldwide it is estimated that roughly 90 percent of HIV infections remain undetected. The Centers for Disease Control and Prevention ("CDC") estimates that one third of HIV positive people in the United States do not know their status.

The traditional HIV testing system in the United States requires one or two tubes of blood to be drawn. A screening test, called the ELISA or EIA, is used first to screen out the negatives. When a positive sample is identified using the ELISA test, a confirmatory test, called the Western Blot, is used to rule out false positives. This two-step process has the drawbacks of requiring a blood draw, after which confirmed positive results may take anywhere from 4-14 days to be processed by the laboratory, and requiring the patient to make a second visit to the clinic, hospital, or doctor's office for confirmation of the initial results. This system is also expensive because it requires trained HIV/AIDS counselors, blood drawers, laboratory technicians, and administrative staff in addition to the cost of the test itself. Another problem with the existing system is that many at-risk people still avoid testing, and nearly one third of those who test HIV positive fail to return for their results. To combat this problem, the CDC recommends that all public testing facilities use rapid HIV tests. Rapid, accurate and early diagnosis of HIV infection is essential to prevent the spread of the disease, and to commence treatment. Americare Health Scan, Inc. is attempting to introduce into the international market a low cost and easy to use rapid Saliva HIV Test that takes 10 to 20 minutes to perform. To collect a saliva sample, the subject simply places Americare's Ana-Sal(TM) Saliva Collector in his mouth between the cheek and gums for approximately five minutes. Thereafter, the sample is removed from the collector, mixed with a reagent solution, and analyzed using a lateral flow technology similar to the process used to perform pregnancy tests and tests for drugs of abuse.
Efforts are currently underway through independent distributors to procure regulatory approval of, and orders for, the Company's Saliva HIV Test and Saliva Collector from entities in Brazil, Argentina, Venezuela, Paraguay and Uruguay.

ANA-SAL(TM)SALIVA ANTHRAX ANTIBODY TEST

According to the Centers for Disease Control and Prevention ("CDC"), Anthrax is an acute infectious disease caused by the spore-forming bacterium Bacillus anthracis. Anthrax most commonly occurs in wild and domestic lower vertebrates (cattle, sheep, goats, camels, antelopes, and other herbivores), but it can also occur in humans when they are exposed to infected animals, tissue from infected animals, or airborne spores. Anthrax is most common in agricultural regions where it occurs in animals. These include South and Central America, Southern and Eastern Europe, Asia, Africa, the Caribbean, and the Middle East.

Anthrax infection can occur in three forms: cutaneous (skin), inhalation, and intestinal.

Cutaneous Anthrax: Approximately 95 percent of past Anthrax infections have occurred when the bacterium enters a cut or abrasion on the skin, such as when handling contaminated wool, hides, leather or hair products (especially goat hair) of infected animals. Skin infection begins as a raised itchy bump that resembles an insect bite but within 1-2 days develops into a vesicle and then a painless ulcer, usually 1-3 centimeters in diameter, with a characteristic black necrotic (dying) area in the center. Lymph glands in the adjacent area may swell. About 20 percent of untreated cases of cutaneous Anthrax will result in death. Deaths are rare with appropriate antibiotic therapy.

Inhalation Anthrax: About 1-6 days after inhaling Bacillus anthracis spores, there would be a gradual onset of vague symptoms of illness such as fatigue, fever, mild discomfort in the chest and possibly a dry cough. The symptoms would improve for a few hours or 2-3 days. Then, there would be sudden onset of difficulty in breathing, profuse sweating, cyanosis (blue colored skin), shock, and death in 24-36 hours.

Intestinal Anthrax: The intestinal disease form of Anthrax may follow the consumption of contaminated meat, and is characterized by an acute inflammation of the intestinal tract. Initial signs of nausea, loss of appetite, vomiting, and fever are followed by abdominal pain, vomiting of blood, and severe diarrhea. Intestinal Anthrax results in death in 25 - 60 percent of cases.

According to the FDA, the only known effective prevention against Anthrax is the Anthrax vaccine. The Anthrax vaccine consists of a series of six doses with yearly boosters. The first vaccine of the series must be given at least four weeks before exposure to the disease. The vaccine was developed from an attenuated strain of Bacillus anthracis. It derives from the cell-free culture filtrate of this strain and, in its final formulation, is adsorbed onto an aluminum salt. A controlled clinical trial of Anthrax vaccine was conducted with United States mill workers processing imported animal hair. During the trial, 26 cases of Anthrax were reported at the mills - five inhalation and 21 cutaneous cases. Of the five cases of inhalation Anthrax, two individuals had received the placebo, while three individuals were in the observational group. Four of the five people who developed inhalation Anthrax died. No cases of inhalation Anthrax occurred in Anthrax vaccine recipients. Based upon a comparison between the Anthrax vaccine and placebo recipients, the authors calculated a vaccine efficacy level of 92.5 percent.

Because of its efficacy rate and the requirement of multiple yearly doses, the Anthrax vaccine is not expected to eliminate the need for testing. Even vaccinated persons would be likely candidates for testing. Antibiotics are given to those exposed to Anthrax, with Ciprofloxacin being the drug of choice. Antibiotic treatment is known to lessen the severity of the illness in workers who acquire Anthrax through the skin. Inhaled Anthrax was formerly thought to be nearly 100 percent fatal despite antibiotic treatment, particularly if treatment is started after symptoms appear. A recent Army study resulted in successful treatment of monkeys with antibiotic therapy after being exposed to Anthrax spores. The antibiotic therapy was begun one day after exposure. This study implies antibiotic therapy may be useful in a Biological Warfare setting if begun soon after the attack.

Anthrax is diagnosed by isolating Bacillus anthracis from the blood, skin lesions, or respiratory secretions, or by measuring specific antibodies in the blood of persons with suspected cases. The currently available tests for Anthrax infection in the United States take 2-3 days to obtain results, which is too long given the rapid rate at which Anthrax progresses from infection to disease and death. As a result, there is a critical need for a rapid Anthrax Test so that bioterrorism attacks can be more quickly identified, and treatment of infected persons can be commenced prior to the onset of Anthrax Disease.


At present the tests for anthrax available to the medical profession is a "antibody test" which Americare is presently conducting research to provide a quicker and non-invasive test for said antibodies. The body when invaded by the anthrax spore produces antibodies which are specific for the invading anthrax bacteria, the physician will draw the blood from the patient and send a sample to a laboratory for identification of the specific antibodies which were produced by the body's immune system to combat the anthrax invader. The anthrax serology test can determine if a patient has ever been exposed to the anthrax bacteria. The anthrax test is a blood test which after the sample is drawn from the patient's vein must be sent to a laboratory for testing to determine the presence of the antibodies which are responsive to the invaded anthrax bacteria. The present blood test is invasive and needs blood to be drawn, sent to a medical laboratory, await the results of the laboratory procedures, returned visit to a physician for a consultation. This all takes time however, the progress of the disease created by the invasion of the anthrax bacteria develops very fast making it important to know as soon as possible whether or not the subject was exposed to the bacteria. The anthrax bacterium invasion progresses very rapid and will produce antibodies at all phases of its progress in the bloodstream of the patient. It is important to understand how the antibodies are produced and what period of time the they are produced and by what factor of the invader. It will be noted that the anthrax spore will invade the body (antibody production A), shred its spore covering exposing the bacterium (antibody production B), produce protective antigens (antibody production C), produce lethal factor (antibody production D) and finally producing edema factor (antibody production E). During all of these very stages the timely administration of antibiotics will be almost 100% curative. If the attack by the anthrax bacteria continues the process then becomes very deadly. The protective antigens will adhere to the surface of macrophages producing a window for the lethal and edema factor to enter the macrophages. These two factors create a deadly reaction within the macrophages creating an extensive accumulation of fluid which will burst the cell releasing into the bloodstream deadly toxins which will cause the demise of the patient. At this state the antibiotics are useless because they have no effect upon the deadly toxins which will cause terminal edema to the lungs and destructive mechanisms to other vital organs resulting in the death of the patient.

The Americare Anthrax Test is non-invasive, rapid saliva test which will give notice of the presence of the antibodies to the physician or health care professionals at various stages of the invasion indicating the patient's bloodstream is under attack by the invading anthrax bacteria. Such early notice will permit the physician to quickly commence antibiotic therapy.

The Americare Anthrax Test employs the technologies of using the curricular crevice transudate present in the saliva as a sample media on a laterial flow strip device to determine whether or not the patient was under attack by the anthrax bacteria. The technique employed is the same as the medical testing laboratories used when testing for the antibodies with the blood. The lateral flow rapid testing technology has been used in the past for a multitude of testing procedures used in either saliva or blood as a testing media.

In order to be more conclusive as to the diagnostic advantages of Americare non-invasive saliva anthrax test, there will be required extensive clinical studies. These studies are necessary to establish the period during which the antibodies are produced as related to the disease progress. The sensitivity and specificity must be studied on a time line basis and appropriate adjustments made as deemed necessary. At this time due to the scarcity of anthrax infected patients may be proven to be difficult to do clinical testing in the United States. It necessitates field trials to be conducted in various parts of the world where the anthrax disease is more prevalent. The availability of the necessary anthrax antigens is also an unknown factor and will require extensive research to determine the sources of such antigens. There may be other factors which are not obvious at this time which require extensive research.



Americare is currently conducting research into an easy to use rapid Saliva Anthrax Antibody Test that would provide results in approximately 5-10 minutes. Most of the technology involved in this test can be purchased off the shelf. However, research and development are necessary to identify, among other things, the specific antigen mixture that would be necessary to positively identify the three forms of Anthrax. Principals of Americare have met with a law firm in Washington, D.C. who are specialists in FDA Rules & Regulations. The Americare Anthrax Saliva technology was presented to several lawyers of the firm for their consideration. They informed Dr. D'Angelo that there was a good chance that the anthrax test could qualify for a fast track or expedited filing process with the FDA. It has been estimated that it will take approximately three to four months to complete the anthrax test in order to have the testing units ready for clinical trials. The clinical test should take approximately three months and the FDA process about 10 to 12 months.

Funding for this process would be approximately $5 million to $7 million which would be secured from debt financing. Americare at present does not intend to offer and sell securities therefore there will not be any need for an exemption from registration.


BLOOD GLUCOSE MONITORING SYSTEM

Diabetes is a chronic, life-threatening disease for which there is no known cure. It is the fourth leading cause of death by disease in the United States. According to the American Diabetes Association ("ADA"), approximately 16 million people in the United States have diabetes, and approximately 800,000 new cases will be diagnosed this year. Ten million Americans have already been diagnosed with diabetes, while an estimated six million people have diabetes but are undiagnosed. The World Health Organization estimates that there are 125 million people worldwide with diabetes. This number is expected to double by 2005. Diabetes is also a costly and deadly disease. Each year in the United States it is estimated to account for nearly $100 billion in direct and indirect health care costs, and 193,000 deaths.

Type I (or juvenile) diabetes, the most severe form of the disease, comprises approximately 5-10 percent of diabetes cases in the United States, and requires daily treatment with insulin to sustain life. Type II (or adult onset) diabetes comprises the other 90-95 percent of diabetes cases in the United States, and is usually managed by diet and exercise, but may require treatment with insulin or other medication.

Beginning in the late 1970s, the availability of finger stick blood glucose monitoring systems that provided fast and accurate blood glucose measurements gave people with diabetes a tool to manage the disease more effectively and to improve the quality of care. Since that time, worldwide sales of self-administered blood glucose monitoring systems have increased dramatically. According to industry sources, the worldwide market for blood glucose monitoring products is approximately $3.5 billion, with the United States accounting for 60 percent of that amount.

In July 1993, The New England Journal of Medicine published the results of the Diabetes Control and Complications Trial ("DCCT"), a major nine-year clinical trial sponsored by the National Institutes of Health ("NIH"). Participants in the DCCT were assigned to either intensive or conventional therapy groups. Conventional therapy involved testing four times a day, with at least three injections of insulin, and making appropriate modifications to diet and exercise while injecting insulin in accordance with blood glucose levels. Each therapy group contained people with no significant complications, as well as people with mild complications. The study demonstrated that maintaining blood glucose levels as close as possible to normal reduces by approximately 60 percent the risk for development and progression of certain diabetes complications. Although the DCCT included only people with Type I diabetes, the American Diabetes Association stated that there was reason to believe the effects of better control of blood glucose levels would apply to people with Type II diabetes. The results of the study were so compelling that the study was terminated earlier than planned because those conducting the study felt that to continue conventional treatment for the control group would deprive its participants of the benefits of the study's findings.

The intensive therapy that the DCCT study recommends involves testing at least four times a day. Other diabetes related publications have recommended testing six to eight times a day. Based on various studies, including a survey by the NIH, the Company believes that people with diabetes, on average, test their blood glucose levels less than twice per day. The Company believes that such patient non-compliance is due, in part, to the pain and inconvenience associated with the use of conventional finger stick blood glucose monitoring systems.

The Company has developed a non-invasive Blood Glucose Monitoring System that eliminates the discomfort and inconvenience associated with available finger stick blood glucose monitoring systems. The components of this system are an adhesive patch that is placed on the skin, and an electronic reflectance meter or reader. The patch is placed on the surface of the skin for five minutes. A tab is then removed from the patch, and the blood glucose measurement is obtained by placing a reflectance meter on the area of the patch where the tab was removed. The reflectance meter measures the color of the test strip at two or more wavelengths, extrapolates that information into a blood glucose level, and displays the blood glucose level.


The Company's Blood Glucose Monitoring System was originally prototyped in 1994, and the technology has been proven to work. The Blood Glucose Monitoring System has been tested by the Company to its satisfaction that the technology works as represented. Patents were filed and issued which clearly define the technology that makes the process feasible. The Company estimates that it will need approximately $15 million to complete research and development on this technology and pursue FDA approval. The Company is attempting to raise such funds through debt and/or equity financing. The remaining research and development and FDA submission process is estimated to take approximately 2-3 years. The Company cannot proceed any further with the development of the technology until appropriate funding is made available. It is difficult at this point and time to ascertain what data and additional testing will be needed for the regulators in order to receive marketing approval. Until funding is made available to retain the personnel versed in such regulatory requirements, the purchase equipment which is required to complete the testing protocols and approved clinical studies are completed, the Company does not intend to proceed any further.


Other Blood Glucose Monitoring Methods

One existing method of testing blood glucose levels obtains a blood sample using the finger stick method. This method requires the user to prick a finger with a lancet, draw a drop of blood, and place the blood on a chemically treated disposable test strip. After a specified amount of time has elapsed, the blood in most cases must be blotted or wiped off, and then, after an additional amount of time has elapsed, the blood glucose level is read by visually comparing the color of the test strip to that of a color chart.

An alternative method requires the use of a blood glucose-monitoring meter. This system also requires the user to prick a finger, draw a drop of blood, and place the blood on a test strip similar to the strip described above. In this case, the test strip is then placed in a meter containing a light source and a digital readout device--a reflectance meter. A variation of the conventional reflectance meter approach uses test strips that, rather than producing a color change, produce a small electric current. The amount of current produced is a function of the blood glucose level.

With either of the above-described testing methods, adequate control of blood glucose levels requires a finger stick each time a sample is taken. This is often an unpleasant experience for the user, especially for children. Depending upon the relative dexterity of the user, the meter process generally takes at least two to four minutes. Moreover, the ongoing costs of repeated finger stick testing, including the costs of test strips, lancets, swabs, antiseptics, test solutions and other related materials, are significant to the average user. A significant problem associated with these invasive finger stick methods is the requirement to safely dispose of lancets and bloody test strips and swabs. Finally, any type of invasive procedure entails some risk of infection.

Yet another method of monitoring blood glucose levels is the GlucoWatch marketed by Cygnus, Inc. The GlucoWatch is worn like a wristwatch, and is the first non-invasive blood glucose monitoring device to be approved by the FDA. Users slide a thin plastic sensor onto the back of the GlucoWatch each time they put it on. After a three-hour warm-up, the GlucoWatch begins extracting glucose from fluid in skin cells using a low electric current, and displaying a readout every 20 minutes for a 12-hour period. This device, however, will not completely replace the finger stick. The FDA approved the GlucoWatch as a supplement to, not a replacement for, traditional blood tests because it sometimes provides erroneous readings. In addition, the user must calibrate the GlucoWatch each time he puts it on by drawing blood from his finger, measuring the glucose level with a regular meter, and entering the result into the watch.

The Company owns one Canadian patent covering its Blood Glucose Monitoring System. Americare Diagnostics, Inc., an affiliate in which the Company owns a 25 percent interest, has two United States patents relating to non-invasive glucose monitoring. There is no written license or other agreement between the Company and Americare Diagnostics, Inc. relating to these technologies.

TRANSDERMAL DRUG DELIVERY SYSTEM

Drugs are generally administered via the mouth, eyes, or nose, or by injection or inhalation. Dosage intervals may be inconvenient, and some oral drugs are partly destroyed or neutralized in the stomach, intestine or liver before reaching the bloodstream, which means that a higher dose is needed to ensure efficacy, and this could increase the risk of side effects. Injections cost both time and money, and also have the potential problem of introducing infection. To counter these limitations and to improve patient compliance (especially by elderly patients who are often prescribed several medications with different dosage regimens), drug companies have developed controlled transdermal drug delivery systems.

Transdermal drug delivery systems move a drug from the surface of the skin through the skin and into the bloodstream, typically, via adhesive patches. Unlike oral medication, transdermal drug patches release the active compounds directly into the blood. The transdermally delivered drug is (1) less likely to cause nausea or vomiting because it avoids the gastrointestinal system; (2) results in a constant level of the drug instead of the troughs and peaks in blood levels obtained from oral drugs or injections; and (3) eliminates any concerns about patients forgetting, or waking up, to take a pill.

None of the currently available transdermal drug delivery systems, however, have been able to deliver drugs with molecular weights greater than 900 daltons (a dalton is a unit of mass equal to the weight of a hydrogen atom), and skin irritation has been a recurring problem with such drugs. The Company has developed a transdermal drug delivery system that can deliver high-density (high molecular weight) drugs such as insulin (6,000 daltons) and calcitonin (4,500 daltons) without skin irritation. This technology potentially can deliver approximately 90 percent of all prescriptive and over-the-counter drugs transdermally. The Company's transdermal drug delivery system can be customized to deliver multiple doses of the same or different drugs using only one patch.

Tear and Release(TM) Transdermal Patch System

The Tear and Release(TM) Patch is designed around the concept of microencapsulated drugs. In use, the drug is protected inside a microcapsule that is sandwiched between the two layers of a disposable adhesive patch. When the top layer is peeled back and then resealed, the microcapsules are ruptured and the drug is delivered through the skin. The proprietary and patented chemistry of the entire system allows for the transdermal delivery of drugs with molecular weights up to and greater than 6,000 daltons.


The transdermal drug delivery system was primarily developed and proven to work in the Americare facility. Subsequent to the development of the technology in Americare facilities, Dr. David R. Friend, in the Controlled Release and Biomedical Polymers Department, SRI International in California, an expert in the transdermal delivery system technology, performed independent studies which proved to be as efficacious as represented. The drug of choice was calcitonin which has a molecular weight of 4,500 daltons. In all of the studies conducted there was no evidence of any irritation to the skin. In addition, studies were conducted at an independent laboratory using insulin which has a molecular weight of 6,000 daltons. The results demonstrated that Americare's transdermal system delivered the insulin transdermally in acceptable quantities. However, in some of the patients the delivered insulin was inhibited by the antibodies and in others the insulin worked as required. None of these patients exhibited any inflammation or irritation to the skin. In addition, there were no side effects exhibited.

At present, Americare is not seeking any approval from either the United States and any other countries until adequate funding is made available or some type of collaboration with a large pharmaceutical company is realized. The Company is confident that its transdermal delivery system is capable of delivering high molecular weight drugs without any skin irritation. However, each drug must be evaluated as to the effect the antibodies may or may not have on the delivered drug's efficacy. This will require extensive research for what every drug has been selected to be transdermally delivered using the Americare system.


An additional feature of the patch is Command and Demand(TM), which gives patients the ability to control the timing and dosage of drug delivery. Each segment of the patch can contain a predetermined concentration of a drug, or different drugs, all depending on the treatment desired.

This patch can also have a continuous low-level (basal) dose of medication.


Pull Patch Transdermal Patch System

The Pull Patch Transdermal Patch System is a large drug volume delivery system that retains the Command and Demand(TM) features found in the Tear and Release(TM) patch. By using a drug reservoir or well, combined with a proprietary chemistry system, we have developed a multiple dose, multiple drug single patch. To activate the patch, the patient removes a safety seal that exposes a pull-tab, and then simply pulls the tab out. This releases the drug for transdermal delivery.


Electronic Transdermal Delivery System

The Company has also developed a practical and user-friendly Electronic Transdermal Delivery System, which uses the Company's revolutionary ultraphonophoresis technology to pass drugs through the skin. The advantages of this device over the traditional technology of iontophoresis is that very large molecular weight drugs can be delivered without irritating or harming the skin; and all forms of the drug will work, not only ionizable ones, as in the iontophoresis method.

The Company's Electronic Transdermal Delivery System uses an electronic device the size of a beeper that can be worn on the belt. A non-invasive disposable adhesive patch is placed on a convenient part of the body, and is plugged into the electronic device. The electronic unit can be programmed to deliver the drug on a time schedule or an "as needed" basis. The control can be with the patient or pre-set by a doctor. Another feature of the electronic transdermal delivery system is that it can take the drug "right out of the bottle" with no additional chemical treatment. The Company envisions that in the future its system may be miniaturized to be incorporated into a device the size of a wrist watch or even incorporated into the patch itself.

The Company's Transdermal Drug Delivery System was originally prototyped in 1993, and the technology has been proven to work. Insulin and Calcitonin have been successfully delivered transdermally using the Company's electronic and chemical delivery technologies. The Insulin delivered during preliminary testing was efficacious in 20 percent of the subjects. The Calcitonin delivered during preliminary testing was efficacious in approximately 99 percent of the subjects. The Company still needs to perform research and development into a method of molecular encapsulation to increase the efficacy for insulin. The Company estimates that it will need approximately $40 million to complete research and development on its transdermal drug delivery technology and pursue the necessary FDA approvals. The Company is attempting to raise such funds through debt and/or equity financing. The remaining research and development and FDA submission process is estimated to take approximately 2-3 years.

The Company owns two United States patents that cover its Transdermal Drug Delivery System. Americare Technologies, Inc., a related entity, owns four United States patents that cover transdermal drug delivery. There are no written license or other agreements between the Company and Americare Technologies, Inc. relating to this technology.

ACTIVE HELICOBACTER PYLORI INFECTION TEST

Approximately two-thirds of the world's population is infected with Helicobacter Pylori (H. Pylori), the main cause of peptic ulcer disease. H. Pylori causes 90 percent of duodenal ulcers, 80 percent of gastric ulcers, and 60 percent of gastric cancers. Although H. Pylori infection does not necessarily result in an ulcer, according to the CDC, approximately 25 million Americans will suffer from peptic ulcer disease at some point in their lifetime. Each year there are 500,000 to 850,000 new cases of peptic ulcer disease, and more than one million ulcer-related hospitalizations. According to the CDC, annual healthcare costs of peptic ulcer disease in the United States have been estimated at nearly $6 billion - $3 billion in hospitalization costs, $2 billion in physician office visits, and $1 billion in decreased productivity and days lost from work.

If H. Pylori infection is diagnosed early, appropriate antibiotic regimens can eradicate the infection in most patients, with a minimal chance for recurrence of ulcers. Present testing methods include endoscopy with stomach biopsy (an invasive surgical procedure requiring removal of stomach tissue), blood testing, breath tests, and stool tests.


Americare International Diagnostics, Inc. has developed a rapid non-invasive saliva test for the direct detection of the disease process known as Active H. Pylori Infection. The Ana-Sal(TM) Saliva Test for H. Pylori requires only a one minute procedure for the detection of Active H. Pylori Infection after a 5 minute saliva sample collection procedure. This technology was prototyped in 1996, and has been proven to work. The Company has conducted over 100 tests at a Miami hospital which have proven that the H. Pylori test does work as represented. The patients tested were confirmed having H. Pylori infections by gastroenterologists during routine cleo test. There will be required additional research to establish the normal and abnormal cutoff ranges. This will require extensive titration studies. Until the appropriate funding for these tests have been received, there will not be any further research conducted. The test is non-invasive, does not present any problems of complications to the patient. The Company is not currently seeking approval for a technology in any countries. The application for this technology has been made to the patent office and the patents have been recently issued. However, it will take an estimated $10 million and 2-3 years to conduct remaining research and development and seek FDA approval.


Americare International Diagnostics, Inc., an affiliate in which the Company owns a 25 percent interest, has a United States patent relating to the estimation of active infection by H. Pylori. There is no written license or other agreement between the Company and Americare International Diagnostics, Inc. relating to this technology.

GOVERNMENT REGULATION

Domestic Regulation

Under the Federal Drug and Cosmetics Act, the FDA regulates almost all aspects of development, marketing and sale of diagnostic tests and medical devices in the United States. The Company's Saliva Collector would be regulated as a medical device. The blood glucose and saliva related products discussed above require an FDA submission for Pre-Market Approval ("PMA"), except the Saliva HIV Test requires an FDA Bureau of Biologics submission. The transdermal drug delivery products will require a pharmaceutical submission since they are used for transmission or injection of drugs and substances into the body.

There are two review procedures by which medical devices can receive FDA clearance. Some products may qualify for clearance under a Section 510(k) procedure, in which the manufacturer provides a pre-market notification that it intends to begin marketing the product, and shows that the product is substantially equivalent to another legally marketed product (i.e., that it has the same intended use and is as safe and effective as a legally marketed device and does not raise different questions of safety and effectiveness). In some cases, the submission must include data from human clinical studies. Marketing may commence when the FDA issues a clearance letter finding such substantial equivalence. Clearance under this procedure may be granted within 90 days, although in some cases as much as a year or more may be required.

If the medical device does not qualify for the 510(k) procedure (either because it is not substantially equivalent to a legally marketed device or because it is a Class III device required by statute and the FDA's implementing regulations to have an approved application for Pre-Market Approval), the FDA must approve a PMA before marketing can begin. PMA applications must demonstrate, among other things, that the medical device provides a reasonable assurance of safety and effectiveness. A PMA is typically a complex submission, including the results of pre-clinical and clinical studies. Preparing a PMA is a detailed and time-consuming process. Once a PMA has been submitted, the FDA's review may be lengthy, often requiring one year or more, and may include requests for additional data.

The process required by the FDA before a drug delivery system may be marketed in the United States depends on whether the pharmaceutical compound has existing approval for use in other dosage forms (e.g., oral solution, tablet). If the drug is a new chemical entity that has not been approved, then the process includes: (i) pre-clinical laboratory and animal tests; (ii) the filing of an Investigational New Drug Application ("IND") with the FDA requesting authorization to conduct clinical trials; (iii) adequate and well-controlled human clinical trials to establish the safety and efficacy of the drug for its intended use; (iv) submission to the FDA of a New Drug Application ("NDA"); and
(v) FDA review and approval of the NDA. If the drug has been previously approved, then the sponsor of a generic form of the same drug may obtain approval by submitting an Abbreviated New Drug Application that demonstrates that the two products are bio-equivalent. In addition to the foregoing, the FDA requires proof that the drug delivery system delivers sufficient quantities of the drug to the bloodstream to produce the desired therapeutic result.

Every company that manufactures diagnostic tests, medical devices, or drug delivery systems distributed in the United States must comply with the FDA's Good Manufacturing Practices ("GMP") regulations (also known as the Quality System Regulations). These regulations govern the manufacturing process, including design, manufacture, testing, release, packaging, distribution, documentation, and purchasing. Compliance with GMPs is generally required before the FDA will approve a PMA, and these requirements also apply to marketed products. Companies are also subject to other post-market and general requirements, including compliance with restrictions imposed on marketed products, compliance with promotional standards, record keeping, and reporting of certain adverse reactions. The FDA regularly inspects companies to determine compliance with GMPs and other post-approval requirements. Failure to comply with statutory requirements and the FDA's regulations can lead to substantial penalties.

International Regulation

Sales of diagnostic tests and medical devices outside the United States are subject to foreign regulatory requirements that vary widely from country to country. These laws and regulations range from simple product registration requirements in some countries to complex clearance and production controls such as those described previously. As a result, the processes and time periods required to obtain foreign marketing approval may be longer or shorter than those necessary to obtain FDA approval. These differences may affect the efficiency and timeliness of international market introduction of the Company's products, and there can be no assurance that the Company will be able to obtain regulatory approvals or clearances for its products in foreign countries.


The Company has only two marketable products, the Saliva Collector and the Saliva HIV Test, which currently cannot be sold in the United States. The Company, through independent distributors, is currently seeking regulatory approval of, and the right to market, its Saliva HIV Test Kit in Brazil, Argentina, Paraguay, Uruguay, and Venezuela. The independent distributors are wholly responsible for obtaining regulatory approval of the Company's Saliva HIV Test Kits in the relevant countries. Although the Company expected decisions regarding the approval of its Saliva HIV Test Kit by the relevant regulatory authorities in the above-referenced countries by the end of the year, it is questionable that such decision will be forthcoming until the early part of next year.


Any foreign manufacturers with whom the Company contracts to produce components for its Saliva HIV Test Kits will be required to comply with the relevant regulations of the countries in which they operate.

MANUFACTURING

In 1997, the Company was directed by the FDA to cease all manufacturing at company facilities until such time as its quality control procedures were brought into compliance. The Company currently does not manufacture any products at its facilities. At this time, the Company has not applied for or received approval from the FDA to manufacture products at its facilities. The Company believes that with appropriate upgrades and modifications its facilities and procedures will be in compliance with these requirements, and the Company will be permitted to begin manufacturing. The Company will however not do any further alterations to its facilities until appropriate funding is forthcoming. When the required funding is received, the Company will retain the services of professionals versed in GMP compliances and others versed in the manufacture procedures and the controls and correctives required to produce a quality product.


The components used in the manufacture of the Company's Saliva Collector and HIV Saliva Test Kits are readily available from suppliers located in North America, Europe, Asia, and the Caribbean.

The Company has a license and supply agreement with a company in Massachusetts relating to the manufacture and marketing of its Saliva Collector device. The term of this agreement is the life of the Company's Saliva Collector patent, and it provides for royalty payments of 10 percent of the net selling price of the device to third parties. The agreement also provides for the supply of Saliva Collectors to the Company at a specified price. The Company believes that other firms or the Company would be able to manufacture the Saliva Collector on terms no less favorable than those set forth in the agreement with the Massachusetts company in the event that this contractor were to be unable to manufacture this product.

The Company is currently negotiating with a company in Alberta, Canada, which has a manufacturing subsidiary in the Caribbean, for the supply of membrane and antigen components of the Company's Saliva HIV Test Kits. The Company believes that other firms would be able to manufacture these components to the Company's specifications.

The Company currently has no collaborative partners that will manufacture any of its future products.

COMPETITION

The markets in which the Company's products participate or will participate are highly competitive. The Company is aware of certain other entities, specialized biotechnology firms, as well as universities and other research institutions, which have patented, developed, or are developing technologies and products that are competitive with the Company's products and technologies. These entities, most of which are established, have substantially greater research, marketing and financial resources than the Company. The Company expects that the number of products competing with its actual and proposed products will increase as the potential benefits of the Company's technologies become more widely recognized.

Saliva HIV Test Kit

Competition in the diagnostic testing market is intense and expected to increase. Within the United States, the Company will face competition from a number of well-established manufacturers of blood-based, urine-based, and saliva-based HIV tests. In addition, the Company may face intense competition from competitors with significantly greater financial, marketing and distribution resources than the Company.

The suppliers of blood-based HIV tests in the United States include Abbott Laboratories ("Abbott"), Organon-Teknika Corporation ("Organon-Teknika"), Ortho Clinical Diagnostics ("Ortho") and Bio-Rad Laboratories ("Bio-Rad"). All of these companies have many years of HIV market experience, and they typically offer a number of different testing products. Abbott, Bio-Rad and Ortho currently sell FDA-licensed blood-based HIV tests on the market in the United States.

Calypte Biomedical Corp., has obtained FDA approval of an HIV urine test for use in professional laboratories. Abbott has publicly announced urine capability for an HIV test.

OraSure Technologies, Inc., formerly Epitope, Inc., markets an FDA approved saliva HIV test. Saliva Diagnostics, Inc. also markets a saliva HIV test.

Essentially all of the Company's competitors actively market their diagnostic products outside of the United States. In addition, outside of the United States, where the regulatory requirements for HIV screening tests are less demanding than those of the FDA, a much wider range of competitors can be found. Manufacturers from Japan, Canada, Europe, and Australia offer a number of HIV screening tests in those markets that are not approved for sale in the United States market. There can be no assurance that the Company's Saliva HIV Test will compete effectively against these products in foreign markets.

SALIVA ANTHRAX ANTIBODY TEST


The Company is not aware of any commercially available rapid test for Anthrax infection. Until recently, the only available tests have been laboratory tests that are performed by medical professionals, and take 2-3 days for results. On November 5, 2001, the Mayo Clinic announced that it had developed a DNA laboratory test for Anthrax that takes one hour. While this test will substantially shorten the time between sample collection and test results, samples will still have to be shipped to laboratories. The Company's Saliva Anthrax Test will be designed to give on-the-spot results in 5 to 10 minutes. Americare at this time is not seeking approval for the use of its technology in connection with the detection of the anthrax body invasion using its antibody ELISA strip technology. If and when appropriate funds are made available the Company will proceed with the completion of the research and development of the antibody test for anthrax and make the appropriate application to the FDA for approval and subsequent distribution and manufacturing.


Blood Glucose Monitoring System

The medical device industry is subject to intense competition. Four companies, Roche Diagnostics, LifeScan, Inc., a division of Johnson & Johnson, Bayer Corporation, and MediSense, a division of Abbott Laboratories, currently account for approximately 90 percent of worldwide sales of blood glucose self-monitoring systems. Cygnus, Inc. has an FDA approved non-invasive blood glucose-monitoring device. All of these competitors' products, except one, use an electronic meter or reader and disposable test strips to test blood obtained by pricking the finger or, in some cases, the forearm.

Abbott Labs, the largest of the diagnostic and medical device companies, is co-developing a continuous glucose monitor with SpectRX. Inverness Medical Technology also makes blood glucose monitors and glucose test strips under its own brands and for private label retailers such as Rite Aid, Walgreens and Wal-Mart. LifeScan, Inc. (Johnson & Johnson) also makes blood glucose monitors and strips.

Transdermal Drug Delivery

Transdermal drug delivery is highly competitive. All transdermal drug delivery products being developed by the Company will face competition both from conventional forms of drug delivery (i.e., oral and injectable), other transdermal products, and possibly alternate forms of drug delivery, such as controlled release oral delivery, inhalation, transmucosal delivery, liposomes and implants. The Company, therefore, will face potential competition from numerous pharmaceutical companies, many of which have greater financial resources, technical staffing and manufacturing and marketing capabilities.

Competition in drug delivery systems is generally based on a company's marketing strength, product performance characteristics (i.e., reliability, safety, patient convenience) and product price. Acceptance by physicians and other health care providers, including managed care groups, is also critical. With evolving technology, there can be no assurance that additional product introductions or developments by others will not render the Company's products or technologies noncompetitive or obsolete.

The Company faces competition from a number of companies in the development of transdermal and transmucosal drug delivery products, and competition is expected to intensify as more companies enter the field. Competitors include Alza Corporation, Elan Corporation, p.l.c., Watson Pharmaceuticals, Inc., Mylan Pharmaceuticals, Inc., LTS Lohmann Therapie-Systeme AG, Ethical Holdings, p.l.c., Johnson & Johnson, Schering-Plough Corporation, 3M Corporation, Groupe Fournier and others. These companies are substantially larger than the Company and have greater financial and research and development resources than the Company, as well as greater experience in developing and commercializing pharmaceutical products.

Several companies are working to deliver insulin without needles. Aradigm is collaborating with Novo Nordisk to develop inhaled insulin. Inhale Therapeutics is developing inhaled insulin with Pfizer. Eli Lilly has an agreement with Dura Pharmaceuticals to develop inhaled insulin. Canadian-based Generex Biotechnology is developing orally delivered insulin. Becton Dickinson makes insulin delivery products - needles, lancets and syringes - that are used daily by millions of diabetics.

The Company will also be competing with other drug delivery companies in the establishment of business arrangements with large pharmaceutical companies to assist in the development or marketing of products.

Saliva H. Pylori Test

The H-Pylori (Peptic Ulcer Disease) testing market is very competitive. SmithKline markets an H. Pylori blood test. Trinity Biotech, p.l.c. has an FDA approved rapid test for H. Pylori that uses whole blood samples. Mayo Medical Laboratories has a urea H. Pylori breath test that requires lab analysis. Quidel Corp. has received FDA clearance to market a point-of-care rapid H. Pylori blood test. Meridian Bioscience, Inc. has a rapid direct antigen test that identifies active H. Pylori from stool samples.

All of these H. Pylori tests have inherent problems. Blood tests only test for antibodies, which are not necessarily indicative of active H-Pylori infection. The urea breath test requires patients to fast prior to testing, and requires lab testing of the sample that can take anywhere from 24 hours to several days. For obvious reasons, the Company believes that stool testing is not an attractive methodology. Of course, endoscopy, which is administered by a specialist in gastroenterology, is invasive, extremely discomforting, and expensive.

The Americare Diagnostics Saliva H. Pylori test takes 5 to 7 minutes, is non-invasive, identifies active H. Pylori infection, and can be used post-treatment to determine if the H-Pylori infection has been eradicated.

PATENTS AND PROPRIETARY RIGHTS

There is no assurance that any patent obtained will be effective in excluding all others from using our technology. Our failure to obtain patent protection, or illegal use by others of any patents we may obtain, may have an adverse effect on our business, financial condition and operating results. In addition, the laws of certain foreign countries do not protect proprietary rights to the same extent as the laws of the United States.

The costs of prosecuting or defending patent infringement claims are significant. There is no assurance that patent infringement claims will not be asserted or prosecuted against us. Even if we obtain patent protection for our products, the validity of any patents may be challenged. Any such claims, with or without merit, could be time-consuming and costly to defend, and could divert management's attention and focus.

The Company currently owns the following four patents:

1. United States Patent No. 5,756,117, A Multidose Transdermal Drug Delivery System, application filed August 10, 1992, patent issued May 26, 1998, and expiration date August 10, 2015;

2. United States Patent No. 6,024,975, Method for Transdermally Administering High Molecular Weight Drugs with a Polymer Skin Enhancer, application filed November 12, 1996, patent issued February 15, 2000, and expiration date November 12, 2016;

3. United States Patent No. 5,910,122, Saliva Collector with Aspirating Pipette, application filed June 4, 1997, patent issued June 8, 1999, and expiration date June 4, 2017; and

4. Canadian Patent No. 2,185,555, Integrated Systems for Biological Fluid Constituent Analysis, application filed March 14, 1995, patent issued December 14, 1999, and expiration date March 14, 2015.

The Company's affiliates Americare Diagnostics, Inc. and Americare International Diagnostics, Inc., and a related entity, Americare Technologies, Inc., own the technologies embodied in the following United States patents:

1. United States Patent No. 5,443,080, Integrated System for Biological Fluid Constituent Analysis, application filed December 22, 1993, patent issued August 22, 1995, expiration date August 22, 2012, and owned by Americare Diagnostics, Inc.;

2. United States Patent No. 5,462,064, Integrated System for Biological Fluid Constituent Analysis, application filed March 14, 1994, patent issued October 31, 1995, expiration date October 31, 2012, and owned by Americare Diagnostics, Inc.;

3. United States Patent No. 5,404,614, A Selectable Dosage Transdermal Drug Delivery System, application filed January 6, 1994, patent issued April 11, 1995, expiration date April 11, 2012, and owned by Americare Technologies, Inc.;

4. United States Patent No. 5,336,213, A Selectable Dosage Transdermal Delivery System, application filed September 28, 1992, patent issued August 9, 1994, expiration date August 9, 2011, and owned by Americare Technologies, Inc.;

5. United States Patent No. 5,505,957, A Selectable Dosage Transdermal Delivery System, application filed April 22, 1994, patent issued April 9, 1996, expiration date April 9, 2013, and owned by Americare Technologies, Inc.;

6. Patent No. 5,614,212, A Method of Transdermally Administering High Molecular Weight Drugs with a Polymer Skin Enhancer, application filed October 19, 1993, patent issued March 25, 1997, expiration date March 25, 2014, and owned by Americare Technologies, Inc.;

7. United States Patent No. 5,932,240, A Multidose Transdermal Drug Delivery System, application filed December 8, 1997, patent issued August 3, 1999, expiration date December 8, 2017, and owned by Americare Technologies, Inc.; and

8. Patent No. 5,989,840, Estimation of Active Infection by Helicobacter Pylori, application filed May 29, 1997, patent issued November 23, 1999, expiration date May 29, 2017, and owned by Americare International Diagnostics, Inc.

There are currently no license agreements between the Company and its affiliates relating to any of the above-listed patents.

EMPLOYEES

The Company currently has four full-time employees and two full-time consultants. For the past several years, the efforts of these employees and consultants have been focused on handling the Company's legal affairs, in particular the various pieces of litigation in which the Company and its President have been involved as both Plaintiff and Defendant. The Company is not subject to any collective bargaining agreement, and believes that its relationship with its employees is good.




FACTORS AFFECTING OPERATING RESULTS

This Registration Statement contains forward-looking statements that involve risks and uncertainties. The statements contained herein that are not purely historical are forward-looking statements. Wherever possible, we have identified these forward-looking statements by words such as "plans," "believes," "anticipates," "expects," "intends," or similar language. All forward-looking statements included in this document are based on information available to us on the date of this document. Our actual results may differ materially as a result of certain factors, including those set forth hereafter and elsewhere in this Registration Statement. Potential investors should consider carefully the following factors, as well as the more detailed information contained elsewhere in this document, before making a decision to invest in the common stock of the Company. The Company, as required by federal securities laws, will disclose future material developments relating to information disclosed herein.

RISK FACTORS

Limited Operating History; Accumulated Deficit; Need For Additional Capital

There is limited historical financial information about the Company upon which to base an evaluation of its performance, or to make a decision regarding an investment in shares of its common stock. The Company has shareholders' deficits of $4,285,323 through June 30, 2001, $2,879,225 through June 30, 2000,
$1,273,160 through June 30, 1999, $3,659,580 through December 31, 2000, and
$2,098,869 through December 31, 1999. The Company's cash and equivalents balances were $0 at June 30, 2001, $0 at June 30, 2000, $0 at June 30, 1999, and $0 at December 31, 2000. Our use of cash in operations was $1,088,404 for the year ended December 31, 2000, $358,072 for the year ended December 31, 1999, $171,378 for the year ended December 31, 1998, $410,066 for the six months ended June 30, 2001, and $905,568 for the six months ended June 30, 2000.

The Company does not have sufficient funds to cover operations for the next 12 months. It is dependent on Dr. D'Angelo, his family and affiliated entities to fund its cash needs. No funds are currently being generated by the Company from operations, current monthly cash needs are approximately $69,000, and this amount is not expected to decrease over the next 12 months.

We do not know if our products and processes will achieve significant levels of marketing acceptance. Our business is subject to all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise, including limited capital resources, delays in product development, uncertain market acceptance, and the absence of any operating history. Therefore, there is no assurance that our business or products will be successful, or that we will be able to achieve or maintain profitable operations.

The Company will be required to make large investments in research and development, and spend additional money to maintain and expand its marketing efforts. We are currently seeking debt and/or equity financing to provide the necessary capital for these efforts. We cannot be sure that equity financing will be available on acceptable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to continue, develop or expand our business, complete development of new products, or penetrate existing markets at the rate desired, and our operating results may be adversely affected. Equity financing would result in additional dilution to existing shareholders.

Market Risks of a New Business

We have formulated our business strategies based on certain assumptions regarding the marketability of our products and processes to potential customers. The Company believes that there is market demand for safe, cost-effective, easy to use, and non-invasive diagnostic tests and medical devices as alternatives to currently available invasive and more expensive diagnostic tests and devices. Any future success of the Company may depend upon several factors, including changes in governmental regulation, increased levels of competition within the technology fields we are attempting to penetrate, changes in general economic conditions, and increases in operating costs.

We have only two marketable products, the Saliva Collector and the Saliva HIV Test, which currently cannot be sold in the United States. Through independent distributors, we are currently seeking regulatory approval of, and the right to market, our Saliva HIV Test Kit in Brazil, Argentina, Paraguay, Uruguay, and Venezuela. The independent distributors are wholly responsible for obtaining regulatory approval of our Saliva HIV Test Kit in the relevant countries. We expect that decisions regarding approval of our Saliva HIV Test will be rendered by the relevant regulatory authorities in the above-referenced countries by the end of the year. To date, the Company's Saliva HIV Test Kit, which includes the Saliva Collector, has not been approved for sale in any foreign country.

Any orders received from the above-referenced countries for the Company's Saliva HIV Test will be accompanied by assignable, divisible, and irrevocable letters of credit confirmed by a major bank in the United States. The Company's plan is to fund necessary raw material, purchasing, and manufacturing costs through the assignment of portions of any such letters of credit to lenders or suppliers.

Reliance on Limited Number of Products

All of our products are based on applications in the medical diagnostic testing and drug delivery industries. Although the applications vary from product to product, a decline in market demand in these industries could have a significant adverse impact on the Company. The Company has only two marketable diagnostic products, the Saliva Collector and the Saliva HIV Test, which currently cannot be sold in the United States. See section entitled "Market Risks of a New Business" immediately above.

Dependence on Marketing Efforts

We are dependent on our ability to market our products. We must increase the level of awareness of our products by devoting substantial management and financial resources to our marketing efforts, and we do not know if these efforts will be successful. Our marketing efforts are currently focused on the above-referenced South American countries through independent distributors.

Dependence on Key Employees

We believe that our success will depend to a significant extent upon the efforts and abilities of Dr. D'Angelo, the Company's President. The loss of the services of Dr. D'Angelo would have a material adverse impact on our business, financial condition, and results of operations because D'Angelo, his family and affiliated entities currently fund the Company's operations. Dr. D'Angelo is also the inventor of all of the Company's proprietary technology, and his technical knowledge and know-how will be critical to the success of our future research and development efforts aimed at improving and/or commercializing our technologies. In addition, our future success will depend on our ability to attract and retain qualified technical and management personnel. The Company does not have written employment agreements with any of its employees or Dr. D'Angelo.

Patents, Licenses and Intellectual Property Claims

Our success depends, in part, on our ability to obtain patents, licenses and other intellectual property rights for our products and technology. The Company currently has three issued United States patents, one issued Canadian patent, and one pending United States patent application. These patents are identified herein in the section entitled "Patents and Proprietary Rights," which discloses the issue and expiration dates of each patent. The process of prosecuting and obtaining a patent is long and expensive, and we cannot be sure that we will be able to prosecute pending and future patent applications to the point where patents are issued, that we will be able to protect our technology, or that the competition will not be able to develop similar technology. There are currently no pending or threatened claims or lawsuits against the Company for patent infringement. Although we do not believe that we have infringed on any patented technology, any successful infringement claim would materially and adversely affect our business, financial condition, and results of operations.

Henry B. Schur, a former employee of the Company, has filed an interference claim with the United States Patent and Trademark Office alleging that he, not Dr. D'Angelo, is the senior inventor of the Saliva Collector invention embodied in the Company's pending patent application. In view of the January 1999 court judgment that Schur misappropriated trade secrets relating to the Company's Saliva Collector technology, and the written conditions of Schur's employment with Americare Transtech, Inc. during the early to mid-1990s, the Company believes that its exclusive ownership of the technology has been established.

In the past, and likely in the future, litigation may be necessary to enforce patents issued to the Company, to protect the Company's trade secrets or know-how, to defend the Company against claimed infringement of the rights of others, and to determine the scope and validity of the proprietary rights of others. Any litigation could result in substantial cost and diversion of effort, which could have a material adverse impact on our financial condition and operating results. Adverse determinations in any litigation could result in the loss of proprietary rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties, or prevent us from marketing our products, any of which could have a material adverse impact on our financial condition and results of operations. We do not know if any license under a third party's intellectual property rights will be available to us on reasonable terms, if at all.

Possible Volatility of Stock Price

The Company's common stock was traded on the Over the Counter Bulletin Board until it was delisted on August 1999. Since that time, the Company's common stock has traded on the Pink Sheets. Selling the Company's common stock may be difficult because of low or non-existent volume (small quantities of shares are bought and sold), and security analyst and news media coverage of the Company is almost non-existent. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. We believe that factors such as announcements of developments related to our business, fluctuations in our quarterly or annual operating results, failure to meet securities analyst expectations, general conditions in the marketplace and the worldwide economy, announcements of technological innovations or enhancements by us or our competitors, developments in patents or other intellectual property rights, and developments in our relationships with customers and suppliers could cause the price of our common stock to fluctuate, perhaps substantially. In recent years, the stock market has experienced extreme price fluctuations, which have often been unrelated to the operating performance of affected companies. These fluctuations could adversely affect the market price of the Company's common stock.

The following table summarizes quarterly price and volume information for the Company's common stock.

-------------------------------------------------------------------------
PERIOD                              TOTAL            HIGH       LOW
                                    VOLUME           CLOSE     CLOSE

-------------------------------------------------------------------------
1999
-------------------------------------------------------------------------
First Quarter
(through March 31, 1999)             17,000          2         1 5/16
-------------------------------------------------------------------------
Second Quarter
(through June 30, 1999)             284,400          5 3/4     2 1/4
-------------------------------------------------------------------------
Third Quarter
(through September 30, 1999)         23,700          4 15/16   4 1/4
-------------------------------------------------------------------------
Fourth Quarter
(through December 31, 1999)          12,500          1 15/16   1
-------------------------------------------------------------------------

2000
-------------------------------------------------------------------------
First Quarter
(through March 31, 2000)             17,500          3 1/4     1 5/8
-------------------------------------------------------------------------
Second Quarter
(through June 30, 2000)               6,500          1 3/4     1 1/4
-------------------------------------------------------------------------
Third Quarter
(through September 30, 2000)         11,600          0.95      0.75
-------------------------------------------------------------------------
Fourth Quarter
(through December 31, 2000)          33,530          0.75      0.58
-------------------------------------------------------------------------

2001
-------------------------------------------------------------------------
First Quarter
(through March 31, 2001)             10,000          1.20      0.58
-------------------------------------------------------------------------
Second Quarter
(through June 30, 2001)              11,200          1 1/4     0.58
-------------------------------------------------------------------------
Third Quarter
(through September 30, 2001)        127,900          0.88      0.85
-------------------------------------------------------------------------


Auditor's Concerns

The report issued by the independent certified public accountants that audited the financial statements of the Company at December 31, 2000, includes a paragraph that raises doubts as to our ability to continue in business. The financial statements as of that date do not include any adjustments that would be needed if we went out of business.

Insurance/Product Liability Exposure

The Company currently has no Product Liability Insurance. Since our focus is on diagnostic testing and drug delivery, not new drugs, our product liability exposure should not be great. With regard to our Saliva HIV Test, because HIV/AIDS results in almost certain death, there will always be a potential risk of persons who test HIV positive doing harm to themselves. As a result, the Company plans to seek approval of and market its Saliva HIV Test for Professional Use Only where there are procedures in place for pre-test and post-test counseling regarding HIV/AIDS.

The Company may be held liable if any of its products, or any product which is made with the use or incorporation of any of the technologies belonging to the Company, causes injury of any type or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. If the Company is sued for any injury caused by its products, its liability could exceed its total assets.

We intend to obtain product liability coverage before we begin to sell any of our products in large quantities, but there is no assurance that we will be able to obtain such insurance on acceptable terms. If we cannot obtain this insurance, we would be exposed to significant losses in the event someone is injured due to one of our products.

The Company currently does not maintain key-man life insurance on any of its employees. Nor does the Company maintain liability insurance for directors, officers, or employees.

Competition

The markets in which we are seeking to compete are very competitive. We are aware of other companies, universities and research institutions that have patented, developed, or are developing products that are or may be competitive with our existing or planned products. The Company's principal competitors have considerably greater financial, technical, and marketing resources. As new products enter the market, the Company's products may become obsolete or a competitor's products may be more effective or more effectively marketed and sold than the Company's.

Control by Management

Dr. D'Angelo, his family, and affiliated entities currently own 76.1% of the Company's issued and outstanding shares. Dr. D'Angelo, his family, and affiliated entities also currently hold promissory notes totaling $2,600,000, plus $834,596 in accrued interest, from the Company and its subsidiary that are secured by the Company's assets. These notes are payable upon demand.


Social, Political, and Economic Risks Associated with Foreign and International Trade

Currently, the Company's plan is to market and sell its products outside the United States. Social, political and economic conditions inherent in foreign operations and international trade may change, including changes in the laws and policies that govern foreign investment and international trade. To a lesser extent, social, political and economic conditions may cause changes in United States laws and regulations relating to foreign investment and trade. Social, political or economic changes could, among other things, make it more difficult or more expensive for us to sell our products in foreign countries. Accordingly, there is no assurance that changes in social, political or economic conditions will not have a substantial adverse effect on our business.

Dividends

The Company intends to retain future earnings to fund the operation and expansion of its business. We do not anticipate paying cash dividends on our shares in the foreseeable future, but we would consider doing so upon achieving profitability.

Ability to Develop New Products

In order to become and remain competitive, the Company must commit substantial resources each year to research and development. The research and development process generally takes a significant amount of time from inception to commercial product launch. This process is conducted in various stages, and during each stage there is a substantial risk that the Company will not achieve its goals, and will have to abandon a product in which it may have invested substantial amounts. There can be no assurance that the Company will succeed in its future research and development efforts. If the Company fails to develop commercially successful products, or if competitors develop more effective products or a greater number of successful new products, customers may decide to use products developed by the Company's competitors.

Ability of the Company to Develop Product Distribution Channels

The Company's sales will depend to a substantial degree on its ability to develop product distribution channels, and on the marketing abilities of the companies with which it collaborates. There can be no assurance that such companies will be able to distribute the Company's products, or that new distribution channels will be available on satisfactory terms and conditions.

Ability to Obtain and Timing of Regulatory Approvals

The Company is subject to government controls on the development, manufacture, labeling, distribution and marketing of its products. The Company often must obtain and maintain regulatory approval for a product from a country's national health or drug regulatory agency before the product may be sold in a particular country. The submission of an application to a regulatory authority does not guarantee that it will grant a license to market the product. Each authority may impose its own requirements and delay or refuse to grant approval even though a product has been approved in another country.

In the Company's principal markets, the time taken to obtain approval varies depending on the nature of the application, and may result in the passage of a significant period of time from the date of application.

Reliance on Patents and Other Proprietary Rights

The diagnostics and drug delivery industries place considerable importance on obtaining patent, trademark, and trade secret protection, as well as other intellectual property rights, for new technologies, products and processes. The Company's success depends, in part, on its ability to develop and maintain a strong intellectual property portfolio for products and technologies both in the United States and in other countries. Litigation or other legal proceedings may be necessary to defend against claims of infringement or to enforce intellectual property rights, and could result in substantial costs and diversion of resources.

As appropriate, the Company intends to file patent applications and obtain patent protection for its proprietary technology. These patent applications and patents will cover, as appropriate, compositions of matter for the Company's products, methods of making those products, methods of using those products, and apparatus relating to the use or manufacture of those products. The Company will also rely on trade secrets, know-how and continuing technological advancements to protect its proprietary technology. Others may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to the Company's trade secrets and know-how.

The Company has incurred in the past, and may continue in the future to incur, substantial costs in asserting or protecting its intellectual property rights, or in defending suits against it related to intellectual property rights. Disputes regarding intellectual property rights could substantially delay product development or commercialization activities. Disputes regarding intellectual property rights might include state or federal court litigation as well as patent interference, patent reexamination, patent reissue, or trademark opposition proceedings in the United States Patent and Trademark Office. Opposition or revocation proceedings could be instituted in a foreign patent office. An adverse decision in any proceeding regarding intellectual property rights could result in the loss of the Company's rights to a patent, an invention, or trademark.

International Marketing and Manufacturing

The Company intends to devote significant resources to increase international sales of its Ana-Sal(TM) Saliva Collector and Saliva HIV Test. However, in the past, it has not had significant direct experience with the governmental regulatory agencies in foreign countries that control the sale of products into those countries. In addition to economic and political issues, a number of factors can slow or prevent international sales, or substantially increase the cost of international sales, including those set forth below:

         - Regulatory requirements may slow, limit, or prevent the offering of products in foreign jurisdictions;

         - Cultural and political differences may make it difficult to effectively market, sell and gain acceptance of products in foreign jurisdictions;

         - Inexperience in international markets may slow or limit the Company's ability to sell products in foreign countries;

         - Exchange rates, currency fluctuations, tariffs and other barriers, extended payment terms and dependence on and difficulties in managing international distributors or representatives may affect the Company's revenues even when product sales occur; and

         - The creditworthiness of foreign entities may be less certain and accounts receivable collection may be more difficult.

Factors such as economic and political conditions and foreign regulatory requirements may slow or prevent the manufacture of the Company's products in foreign countries.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The Company's activities historically have involved research and development, marketing of its technologies to potential partners and customers, and litigation to protect its proprietary technology and corporate interests. Current activities include efforts to raise capital through debt or equity financing; efforts through independent distributors to obtain regulatory approval of, and orders for, the Company's Saliva HIV Test in Brazil, Argentina, Paraguay, Uruguay, and Venezuela; planning for the development of corporate management and operational infrastructure; and prosecuting and defending lawsuits.

PLAN OF OPERATION

The Company's ultimate objective is to build a fully integrated research and development, manufacturing, marketing and distribution organization capable of providing the medical diagnostic and drug delivery markets with products that offer accuracy, efficacy, ease of use and reduced costs. In order to accomplish this objective, the Company has developed the following strategy:

         Provide a Broad Range of Products The Company believes that a diversified product base can increase potential business opportunities, provide a stream of new product introductions over time, and reduce the risks associated with reliance on a single product or technology:

         Focus on Large Market Opportunities The Company will concentrate its development efforts on large existing markets in which the Company believes there could be significant demand for its products; and

         Enter into Strategic Alliances The Company intends to enter into strategic alliances with large medical diagnostic and pharmaceutical companies for the marketing of its medical diagnostic products. Because these companies have significantly greater financial, marketing and other resources than the Company, they would be able to market the Company's products through a broad range of distribution channels. The Company's strategy with respect to the development and commercialization of its transdermal drug delivery products is to enter into strategic alliances with third parties that can, in some cases, fund a portion of product development costs, participate in clinical testing, obtain regulatory approval, and market the products. In an effort to exercise control over the quality of its products and capture a larger portion of the revenues therefrom, the Company will seek to retain manufacturing rights to products developed under such strategic alliances.

Our cash on hand is insufficient to meet our anticipated needs for working capital, capital expenditures, and business development for the next twelve months. At our current utilization rate of $69,000 per month, we will need $828,000 for the next fiscal year. The Company does not currently maintain any lines of credit, nor does it have any agreements in place for additional capital.

Since we do not currently have the required funds to commence and complete the FDA approval process, we plan to assemble and/or manufacture our HIV Saliva Test Kits outside the United States. If and when we obtain adequate funding, we will consider applying for FDA approval of our products.

The Company plans to sell its Saliva HIV Test into international markets primarily through independent distributors with knowledge of their local markets. The Company, through independent distributors, is currently seeking regulatory approval of, and the right to market, its Saliva HIV Test Kit in Brazil, Argentina, Paraguay, and Uruguay, and Venezuela. Principal international markets for our Saliva HIV Test include insurance testing, public health and laboratory testing.

Any orders received from the above-referenced countries for the Company's Saliva HIV Test will be accompanied by assignable, divisible, and irrevocable letters of credit confirmed by a major bank in the United States. The Company's plan is to fund necessary raw material, purchasing, and manufacturing costs through the assignment of portions of any such letters of credit to lenders or suppliers.

On October 15, 2001, the Company entered into a confidential agreement with an independent distributor located in Miami, Florida, pursuant to which the distributor was granted the right to market the Company's Saliva HIV Test Kits in Brazil, Argentina, Paraguay and Uruguay. Under the terms of this agreement, it is the distributor's responsibility to obtain all necessary regulatory approvals from relevant government entities, and the distributor will be paid a commission on sales of the Company's Saliva HIV Test in the relevant countries.

With respect to its other technologies, the Company is seeking to obtain equity financing so that it can complete research and development and pursue regulatory approvals in the United States and internationally.

RESULTS OF OPERATIONS

Years Ended December 31, 2000 and 1999

The Company has had no revenues from product sales since inception. Our only income has been from litigation settlements and the collection of judgments.

The Company's current liabilities exceeded current assets by $4,012,208. This fact, and the need for additional financing, creates an uncertainty about the Company's ability to continue as a going concern. The Company is currently developing a plan to finance its operations through the sale of products, and the issuance of debt and/or equity securities. The ability of the Company to continue as a going concern is dependent on the success of the plan, the continued financial support of Dr. D'Angelo, his family, and related entities, and the Company's ability in the future to generate revenues from the marketing and sale of its technology, products or services.

There were no research and development expenditures in 1999 and 2000, except for minimal research of approximately 5 hours per week by Dr. D'Angelo that he financed with his personal funds. The primary reason that there have been no Company research and development expenses for the past two years is that there have not been sufficient funds available to finance both the litigation in which the Company has been involved and research and development. Management's focus during this period has been on protecting the Company's intellectual property.

Operating expenses increased from $1,454,235 to $1,947,633 for the years ended December 31, 1999 and 2000, respectively, due primarily to the accrual of interest. All of the Company's activities for the years ended December 31, 1999 and 2000 were financed with loans from the Company's President, Dr. D'Angelo, his family, and affiliated entities. Interest expense of $834,596 relating to those loans retroactive to 1996 was accrued in 2000.

Officer's compensation in 1999 of $728,000 exceeded officer's compensation of $208,000 due to retroactive accrual of prior years' salaries to Dr. D'Angelo, as approved by the board of directors in 1999. See "Item 6, Executive Compensation." Salaries in 2000 increased by $81,062 due to additional legal staff necessary as a result of increasing litigation.

In May 2000, Dr. D'Angelo, his family, and affiliated companies filed three UCC-1 Financing Statements and Security Agreements against the Company for amounts of $1,000,000.00, $200,000.00 and $1,400,000.00 to secure their claims for loans, accrued expenses, and salary due from the Company. The security agreements encumber essentially all assets of the Company and its Subsidiary in the aggregate amount of $2.6 million, and have been filed with the Secretary of State of the State of Florida. The security agreements secure the payment of indebtedness evidenced by a promissory note or notes executed by the Company and its subsidiary to the secured parties. The amounts reflected as the principal sums of the promissory notes approximate the total amount of loans and accrued expenses reflected as due to the secured parties according to the books and records of the Company. Of the total amount of liabilities to which these security agreements relate, approximately $100,000 is a direct liability of the Company's subsidiary.

Six-Month Period Ended June 30, 2001

The Company incurred a net loss of $625,743 for the six months ended June 30, 2001, and as of that date, current liabilities exceeded current assets by $4,631,874. Operating expenses of $1,150,671 for the six-month period ended June 30, 2000, exceeded operating expenses for the six-month period ended June 30, 2001, of $691,688 by $458,983 due to retroactive accrual of interest on previously non-interest bearing loans that were secured by promissory notes issued in May 2000 which included accumulated interest. There were no research and development expenditures during the first six months of 2001, except for minimal research of approximately five hours per week by Dr. D'Angelo that he financed with his personal funds. Those factors, as well as the need for additional financial resources, create an uncertainty about the Company's ability to continue as a going concern.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2001, the Company had no cash reserves, and total assets were $346,551. In addition, our total current liabilities as of June 30, 2001, were $4,631,874. This debt includes the demand notes totaling $2,600,000 plus interest, due and payable to Dr. D'Angelo, his family and affiliated entities. Payment of the notes can be demanded at any time at the discretion of the holder.

The Company has not been profitable, and has had negative cash flow from operations in part due to substantial expenditures for litigation to protect its intellectual property and proprietary technology. For the past several years, this litigation has taken up the vast majority of management's time and energy.

Management's plan for the future is to focus on raising funds and obtaining orders for the Company's Saliva HIV Test so that adequate management, technical, and other personnel can be hired, and laboratory equipment and supplies purchased for the Company to perform remaining research and development on its products. Such funds would also enable the Company to pursue FDA approval of its products and expand marketing efforts. These activities will require tens of millions of dollars.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company currently rents approximately 20,805 square feet of office, laboratory and warehouse space in Miami, Florida. The Company has been occupying this space since December 1996, and the current annual rent is $221,573. The Company is accruing rent payments at this time. On October 1, 2001, the Company executed a lease with Universal Realty and Development Company, a division of Daycon Investors Associates, Inc., and a related entity owned by Dr. D'Angelo, his family, and affiliated entities. This lease provides for the accrual of rent through December 31, 2001, and the commencement of monthly rent payments in January 2002. The lease further provides for the payment of $55,390.55 in accrued rent, and a security deposit of $20,000, by January 2, 2002.

The Company owns 4,000,000 shares of Interventional Research Technologies, Inc., a corporation that was involved in developing patents. These shares are recorded in the Company's financial statements as other assets, and were valued at their original cost of $4,000. During 2000, this investment was written down to zero.

Property and Equipment, including fixed assets specifically identified as office equipment, medical equipment, automobiles and leasehold improvements, less accumulated depreciation, were listed at a net book value of $12,307 as of December 31, 2000 ($14,744 as of December 31, 1999). Depreciation expense for 1999 is $1,874, and for 2000 was $3,539. During 1999, medical equipment with a net book value of $201,817 were reclassified from property and equipment to assets held for future use. The reclassification was done because assets were not being used for research in 1999.

See  "PATENTS AND PROPRIETARY RIGHTS" section above.

Flood Loss. On November 26, 1999, subsequent to the installation of coffee-making equipment, there was a water leak that resulted in a flood at the Company's leased space. The flood destroyed lab equipment with a cost of $439,511, and accumulated depreciation of $164,817. The insurance company that provided the building with liability coverage went out of business, and the damage caused by the flood has not been repaired or reimbursed to date. The Company has filed legal actions against both the insurance underwriter and the installer of the coffee-making equipment.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding the ownership of the Company's common stock as of December 31, 2000, by the Company's directors, officers and employees.

TITLE OF CLASS                NAME & ADDRESS             AMOUNT AND NATURE          CLASS
                           OF BENEFICIAL OWNER          OF BENEFICIAL OWNER

Common Par Value $.001     Joseph P. D'Angelo            11,240,941 Shares           76.1%
                           Individually, President
                           & Director, family,
                           affiliated entities.

Common Par Value $.001     Directors & Officers          11,268,341 Shares           76.3%
                           as a group

Common Par Value $.001     Americare Diagnostics,         1,000,000 Shares              6%
                           Inc., Affiliated Company

Common Par Value $.001     Americare International        1,000,000 Shares              6%
                           Diagnostics, Inc.,
                           Affiliated Company

No other individual or entity owns 5 percent or more of the Company's issued and outstanding shares.

The person who possesses the voting and/or investment powers of the shares of Americare Diagnostics, Inc. and Americare International Diagnostics, Inc. is Dr. D'Angelo, their president and controlling shareholder.

There are currently no arrangements that may result in "Changes in Control" of the Company as that term is defined by the provisions of Item 403(c) of Regulation S-B.

Dr. D'Angelo, the Company's only officer, personally owns 1,001,900 shares of the Company's common stock.

In 1999 and 2000, the Board of Directors of the Company authorized the issuance of the following additional shares of common stock:

                  Name of                                      Total                            # of Shares
                  Beneficial              Accredited           Amount          Cost Per          of Common
Title of Class    Owner                   Investors           Invested          Share           Stock Issued
--------------    ---------               ---------           --------          -----            ------------

Common Par        McKnight Smoked           Yes               $ 50,000          $ 1.66             30,000
Value $.001       Foods

Common Par        Miyoshi Smith             Yes               $  3,000          $ 1.71              1,000
Value $.001

Common Par        Directors As a Group      Yes               $  8,037          $ 1.71              4,700
Value $.001

Common Par        Creative Connection       Yes               $  3,546          $ 4.50             11,500
Value $.001

Common Par        Mark Ogram                Yes               $  9,235          $1.847              5,000
Value $.001

Common Par        Mark Ogram                Yes               $ 10,530          $ 1.62              6,500
Value $.001

Common Par        Becker & Poliakoff        Yes               $ 11,432.50       $ 1.58              7,237
Value $.001

Common Par        Bright Star               Yes               $ 16,250          $ 3.25              5,000
Value $.001




ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

The names of the directors and executive officers of the Company, their respective ages and positions with the Company, and certain biographical information follow:

NAME                       AGE              TITLE

Joseph P. D'Angelo         80               President, Treasurer, Chairman
                                            of the Board of Directors
------------------         ---              ------------------------------
Horace Seidel              77               Secretary/Director
------------------         ---              ------------------------------
Joel P. Kallan             59               Director
------------------         ---              ------------------------------
Eugene L. Foltuz           66               Director
------------------         ---              ------------------------------

The Board of Directors of Americare Health Scan, Inc. currently consists of four persons. All directors hold office until the next annual meeting of stockholders, or until their successors are duly elected and qualified. Officers are elected to serve, subject to the discretion of the Board of Directors, until the successors are appointed. The Company currently plans to hold a shareholder's meeting on January 15, 2002.

Joseph P. D'Angelo, D.D.S. has served as the President, Treasurer, and Chairman of the Company's Board of Directors since its inception. He is, and has been since 1986, President and Chairman of the Board of Americare Services, Inc., and a multi-faceted health care facility serving South Florida by providing a full range of home care medical services. These services include providing patients with pharmaceutical supplies, nursing services, intravenous therapy, nutritional therapy, and durable medical equipment. He has developed a variety of medical devices, application technology, and diagnostic products. Dr. D'Angelo's research into the production of an AIDS auto-vaccine has been recognized by the National Institutes of Health, and he is the co-developer of the Company's transdermal technology. He has been Knighted by the Knights of Malta, Rome, Italy, and has had a flag flown over the United States Capital in his honor. The City of Buffalo proclaimed June 1, 1992, as "Dr. Joseph P. D'Angelo Day" in recognition of his many years of service and contributions to his community.

Joel P. Kallan, MD is and has been a director and shareholder since the Company's inception. He is currently and has been a practicing orthopedic surgeon. Since 1980, Dr. Kallan has been a clinical professor in the Department of Orthopedics at the University of Miami School of Medicine. He is a Diplomat of the National Board of Medical Examiners, and has served on the Advisory Boards of many organizations. Dr. Kallan is also a member of the Company's Product Review Board.

Horace Seidel, MD is and has been a director and shareholder since the Company's inception. He was Director of Medical Education at Memorial Hospital from 1974-1994. He graduated from the Long Island College of Medicine, and practiced Internal Medicine from 1954 to 1970. He was professor of medicine in the Department of Medicine at Hahnemann Medical College, Philadelphia. He is a former member of the Committee on Accreditation for the Florida Medical Association.

Eugene L. Foltuz has been a director since 1998, and is also a shareholder. He has worked as Engineering Manager for Security Plastics, Inc. since 1973. He was a Chief Engineer for Global Precision, Inc., and a Manager Application Engineer for Colt Industries. He was granted a patent in Injection Molding in 1997. He attended Wayne State University College of Engineering and the Meisinger Art School. He is a member of the Society of Plastics Engineers, and is a member of the Broward County Archeological Society.

Doctors D'Angelo, Kallan, and Seidel, along with Mr. Foltuz, also serve on the Boards of Directors of Americare Biologicals, Inc., Americare International Diagnostics, Inc., Americare Diagnostics, Inc., and Americare Technologies, Inc.

ITEM 6.  EXECUTIVE COMPENSATION

The Table below summarizes the annual compensation of Dr. D'Angelo, the Company's President and sole officer during 1999 - present:

NAME                        TITLE            SALARY/FISCAL YEAR       BONUS   AWARDS
Joseph P. D'Angelo         President        $208,000.00 (deferred)*    N/A      N/A
------------------         ---------        -----------------------   -----   ------

* In 1999, the Directors of the Company passed a Resolution authorizing the accrual of salary to Dr. D'Angelo retroactive to June 1996, on a demand basis. On the basis of an annual salary of $208,000.00 per year, it is estimated that the Company owes Dr. D'Angelo $1,092,000 for the period of July 1996 through September 2001.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company leases its facilities from Universal Realty Development Company, a division of Daycon Investors, Assoc., Inc., and a company owned and controlled by Dr. D'Angelo, his family, and affiliated entities.

Daycon Data Management, a division of Daycon Investors, Assoc. Inc., manages the Company's financial books and records, banking and expenses and a Company owned and controlled by Dr. D'Angelo, his family, and affiliated entities.

During 1999, 2000, and 2001, the Company entered into several loan, lease, and management fee transactions with stockholders, affiliates and related entities. These transactions are detailed in the Independent Auditor's Report in Notes 6 and 7. Those notes are hereby adopted and incorporated as if fully set forth here.

The Company owns 25 percent of the issued and outstanding common stock of Americare Diagnostics, Inc. and Americare International Diagnostics Inc. Joseph
P. D'Angelo, D.D.S., his family, and affiliated entities control Americare Diagnostics, Inc., Americare International Diagnostics Inc., and Americare Technologies, Inc. They collectively own 11,240,941 or 76.1% of the 14,765,148 shares of issued and outstanding common stock of the Company; 12,655,392 or 56.86% of the 22,255,671 shares of issued and outstanding common stock of Americare Diagnostics, Inc.; 12,951,601 or 68.37% of the 18,649,051 shares of issued and outstanding common stock of Americare International Diagnostics, Inc.; and 12,908,445 or 83.65% of the 15,191,753 shares of issued and outstanding common stock of Americare Technologies, Inc. Dr. D'Angelo is the President of each of these entities.

The Company has never commissioned any independent analysis of the fairness of any of the above-outlined related party transactions.

See Notes 3, 6, 7 and 8 of the "NOTES TO CONSOLIDATED FINANCIAL STATEMENTS," which are incorporated by reference as if fully set forth here.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
               INFORMATION REQUIRED BY ITEM 404 OF REGULATION S-B

                           AMERICARE HEALTH SCAN, INC.



NAME OF                                 NATURE  6 MOS.
RELATED                                 OF                    2001             2000             1999
PARTY                  RELATIONSHIP     INTEREST             AMOUNT           AMOUNT            AMOUNT
UNIVERSAL REALTY       RELATED PARTY    LANDLORD              110,786         221,573           221,573
DEVELOPMENT            CONTROLLED BY    RENT
COMPANY                PRESIDENT/CEO    ACCRUED
(A DIVISION            OF THE COMPANY
OF DAYCON
INVESTORS ASSOC.
INC.)

DAYCON DATA MGT.       RELATED PARTY    PROVIDES               23,958          47,916            54,043
(A DIVISION OF         CONTROLLED BY    BOOKKEEPING
DAYCON                 PRESIDENT/CEO    JANITORIAL &
INVESTORS ASSOC.       OF THE COMPANY   ADMINISTRATIVE
INC.)                                   SERVICES -
                                        MANAGEMENT
                                        FEES ACCRUED

VARIOUS CORPORATIONS   RELATED PARTIES  LOANS TO THE          137,426         217,644           136,971
AND ENTITIES           CONTROLLED BY    COMPANY -
                       PRESIDENT/CEO    INTEREST
                       COMPANY          ACCRUED

JOSEPH P. D'ANGELO     PRESIDENT/CEO    LOANS TO THE           97,393         146,841            94,317
                       OF THE COMPANY   COMPANY-
                                        INTEREST
                                        ACCRUED


ITEM 8.  DESCRIPTION OF SECURITIES

The Articles of Incorporation authorizes capital stock consisting of 50,000,000 shares of Common Stock, par value of $.001 per share. As of December 31, 2000, 14,765,148 shares of Common Stock were outstanding. The following summary of the description of the capital stock of the Company is qualified in its entirety by reference to the Articles of Incorporation and Bylaws of the Company, copies of which have been incorporated by reference into this Registration Statement. Each holder of Common Stock is entitled to one vote for each share held. Shareholders do not have the right to cumulate their votes in elections of directors. Accordingly, holders of a majority of the issued and outstanding shares of Common Stock will have the right to elect all the Company's directors and otherwise control the affairs of the Company. Holders of Common Stock are entitled to dividends on a pro rata basis upon declaration of dividends by the Board of Directors. Dividends are payable only out of funds legally available for the payment of dividends. The Board of Directors is not required to declare dividends, and it currently expects to retain earnings to finance the development of the Company's business. Upon a liquidation of the Company, holders of the Common Stock will be entitled to a pro rata distribution of the assets of the Company, after payment of all amounts owed to the Company's creditors. Holders of Common Stock have no preemptive, subscription, conversion, redemption or sinking fund rights.

TRANSFER AGENT AND REGISTRAR

United Stock Transfer has been appointed as the transfer agent and registrar for the Company's common stock. They are located at 3615 South Huron Street, #104, Englewood, Colorado.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF THE ARTICLES OF INCORPORATION AND BYLAWS

There are no Anti-Takeover provisions in the Articles of Incorporation or Bylaws of the Company.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY AND OTHER
         SHAREHOLDERS

Market Information. Currently the Company's equity on publicly traded in the Pink Sheets. The Company's common stock was previously on the Over the Counter Bulletin Board before being de-listed in August 1999. There have been extended periods of no trading of the Company's stock since it began trading in the Pink Sheets. The following table summarizes quarterly high bid and low bid information for the Company's common stock.

  PERIOD                                   HIGH BID              LOW BID

----------------------------------------------------------------------------
  1999

----------------------------------------------------------------------------
  First Quarter (through March               1 5/8                1 5/16
  31, 1999)
----------------------------------------------------------------------------
  Second Quarter (through June               5 5/8                2 1/4
  30, 1999)
----------------------------------------------------------------------------
  Third Quarter (through                     4 1/4                4 1/4
  September 30, 1999)
----------------------------------------------------------------------------
  Fourth Quarter (through                    1 3/4                1
  December 31, 1999)
----------------------------------------------------------------------------
  2000

----------------------------------------------------------------------------
  First Quarter (through March               3 1/4                1 5/8
  31, 2000)
----------------------------------------------------------------------------
  Second Quarter (through June               1 3/4                1 1/4
  30, 2000)
----------------------------------------------------------------------------

----------------------------------------------------------------------------
 Third Quarter (through                      0.95                 0.75
  September 30, 2000)
----------------------------------------------------------------------------
  Fourth Quarter (through                    0.75                 0.58
  December 31, 2000)
----------------------------------------------------------------------------
  2001

----------------------------------------------------------------------------
  First Quarter (through March               1.20                 0.58
  31, 2001)
----------------------------------------------------------------------------
  Second Quarter (through June               1 1/4                0.58
  30, 2001)
----------------------------------------------------------------------------
  Third Quarter (through                     0.88                 0.85
  September 30, 2001)
----------------------------------------------------------------------------

As of December 31, 2000, there were 509 shareholders of record of the Company's common stock. The Company has a total of 14,765,148 shares of common stock currently issued and outstanding, and 12,288,476 of those shares are restricted.

Dividends. There have been no cash dividends declared on the Company's common stock since inception. Dividends will be declared at the discretion of the Company's Board of Directors.

ITEM 2.  LEGAL PROCEEDINGS

The Corporation is involved in several pieces of litigation, which are set forth below.

In 1995, Americare Biologicals, Inc., Joseph P. D'Angelo, Americare Transtech, Inc., and International Medical Associates, Inc. (the "Plaintiffs") filed suit in Florida state court (Broward County) against Technical Chemicals and Products, Inc. ("TCPI") and its then chairman Jack Aronowitz, Simplex Medical Systems, Inc. ("Simplex") and its then officers Henry B. Schur and Nicholas Levandoski, and Analyte Diagnostics, Inc. ("Analyte"), claiming misappropriation of trade secrets and interference with business relationships relating to the Company's proprietary Saliva Collection System and HIV Saliva Test. On January 25, 1999, judgment was entered in favor of Plaintiffs against Schur, Levandoski, TCPI, Aronowitz, Simplex and Analyte. On appeal, $4.3 Million of the $4.8 Million in damages awarded against Schur, Levandoski, Aronowitz and TCPI was affirmed. Only the $500,000 judgment against Aronowitz was reversed. In December 2000, the appeal bond that had been posted by TCPI was ordered paid, and Americare Biologicals, Inc. received $388,890. Nicholas Levandoski, against whom Americare Biologicals, Inc. and Americare Transtech, Inc. had judgments totaling $1,000,000, filed for Chapter 7 Bankruptcy protection in 2000. A settlement was reached with the trustee of the Levandoski bankruptcy proceeding pursuant to which Americare Biologicals, Inc. and Americare Transtech, Inc. will receive from Levandoski a cash payment of $11,638 and 327,250 shares of stock in SMLX Technologies, Inc. The Plaintiffs are currently attempting to collect the $3,000,000 judgment against Schur from his former employer, Simplex, pursuant to certain indemnification provisions in Simplex's Articles of Incorporation and Bylaws. Of the $3 million judgment against Schur, $1 million each was awarded to Americare Biologicals, Inc., Americare Transtech, Inc., and Dr. D'Angelo. Trial in the collection action was held on August 3, 2001. By order dated September 10, 2001, the trial court ruled in favor of SMLX. The Plaintiffs have appealed this ruling, and SMLX has moved for attorney's fees and costs. By order dated September 5, 2001, the District Court of Appeal of the state of Florida Fourth District reversed a lower court ruling denying Henry Schur's, Nicholas Levandoski's, Analyte's and Simplex's motion to vacate the above-referenced judgments against them. The appellate court, however, did not reverse the judgments in the underlying action. Instead, the Court remanded the matter to the lower court for reconsideration of the motion to vacate.

In 1997, Americare Diagnostics, Inc., Joseph P. D'Angelo, Americare Transtech, Inc., and International Medical Associates, Inc., (the "Plaintiffs") filed suit in federal court (Southern District of Florida) against TCPI and its then chairman Jack Aronowitz, and Simplex and its then officers Henry B. Schur and Nicholas Levandoski, claiming patent infringement and misappropriation of trade secrets relating to the Company's patented biological fluids constituent analysis system. A confidential settlement agreement was reached with TCPI on February 3, 2001, which resolved all litigation between TCPI and the Plaintiffs. TCPI, which filed a voluntary Chapter 11 bankruptcy petition on July 3, 2001, still owes approximately $38,700 under the settlement agreement. The Company settled with Simplex on June 26, 2001. On June 27, 2001, the District Court issued an Order granting the Plaintiffs' motion for voluntary dismissal of their patent infringement claims against Aronowitz and Schur. The basis for the Plaintiffs' motion was that the infringement claims lacked sufficient economic value to justify further prosecution. The district court also granted the Plaintiffs' motion for voluntary dismissal without prejudice of their misappropriation of trade secrets claims against Aronowitz and Schur. By order dated August 17, 2001, the District Court granted Aronowitz's motion for voluntary dismissal without prejudice of his patent misuse antitrust counterclaim. Both Aronowitz and Schur have filed motions for attorney's fees and costs against the Plaintiffs.

In 1997, Henry B. Schur filed suit against Dr. D'Angelo, Americare Transtech, Inc., Americare Health Scan, Inc., Americare Biologicals, Inc., International Medical Associates, Inc., and Americare Diagnostics, Inc. asserting claims relating to the tape recording and use of a conversation Schur had with Dr. D'Angelo on the street. Currently pending is a motion to dismiss filed by certain Defendants. Trial was set for September 10, 2001, but had to be delayed because Schur is currently incarcerated in federal prison.

TCPI and Aronowitz, in 1999, filed action in federal court (Southern District of Florida) against the Company, Joseph P. D'Angelo, and Creative Connections, Inc., claiming that Plaintiffs had engaged in false advertising in violation of the Lanham Act, and common law defamation. All claims by TCPI have been dismissed with prejudice pursuant to a February 2001 settlement. TCPI also settled with Creative Connections, Inc. on or about April 2001. As part of that settlement, TCPI was assigned a $28,281.29 judgment Creative Connections had against the Company. TCPI then proceeded to offset the amount of that judgment against the payments owed to the Company under the February 2001 settlement. By order dated August 17, 2001, the District Court granted Aronowitz's motion for voluntary dismissal without prejudice of his claims.

In 1999, the Company, Americare Biologicals, Inc., and Joseph P. D'Angelo ("Plaintiffs") filed a defamation suit in Florida state court against TCPI, Jack Aronowitz and Robert Zelinka. Plaintiffs settled with TCPI in February 2001. On July 27, 2001, Plaintiffs entered into a confidential settlement with Zelinka. The claim against Aronowitz is still pending.

In 1999, the Company, Americare Biologicals, Inc., and Joseph P. D'Angelo ("Plaintiffs") filed a defamation lawsuit in Florida state court against Warren Vitale. Plaintiffs' motion for summary judgment is currently pending.

In November 1999, the building in which the Company is a tenant sustained substantial damage as a result of water leakage from a coffee machine that had been installed and maintained by Perfect Choice Coffee, Inc. Some of the Company's equipment and work in process was damaged and/or destroyed. The landlord's insurance company went bankrupt and did not cover the losses. As a result, the Company, landlord, and related entities jointly filed two separate lawsuits against the underwriter (Jackson Agency, Inc.) and the coffee machine company (Perfect Choice Coffee, Inc.) seeking to recover their losses. Consolidated discovery is ongoing.

Henry B. Schur, a former employee of the Company, has filed an interference claim with the U.S. Patent and Trademark Office alleging that he, not Dr. D'Angelo, is the senior inventor of the technology covered by a pending patent application relating to improvements to the Saliva Collector. In view of the January 1999 court judgment that Schur misappropriated trade secrets relating to the Company's Saliva Collector technology, and the written conditions of Schur's employment with Americare Transtech, Inc. during the early to mid-1990s, the Company believes that its exclusive ownership of the technology has been established.

In 1999, Henry Schur filed suit against Americare Biologicals, Inc. claiming entitlement to stock in that Company. The case was dismissed on statute of limitations grounds, and Schur was afforded an opportunity to amend his complaint.

In 1999, the Company and affiliated and related entities filed a professional malpractice action against its former in-house accountant Robert Dodek, C.P.A., who worked for the Company and its affiliated and related entities during 1994 through 1998. This lawsuit relates to the failure by Mr. Dodek to prepare and file tax returns and financial statements. Discovery is currently ongoing.

In the normal course of business, the Company is involved in various disputes, claims and/or litigation. Given the current financial condition of the Company, the resolution of any of the above-discussed matters against the Company by judgment or the award of attorney's fees and costs could have a material adverse impact on the consolidated financial statements.

ITEM 3. CHANGES AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

The Company retained London Witte & Co., P.A. in 1999 to conduct an independent audit of the Company's books and records. Said retention did not constitute a change in accountants. The independent auditor's report is included herein in PART F/S below.

There were no disagreements between the Company and London Witte & Co. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of London Witte & Co. would have caused it to make reference to the subject matter of the disagreements in connection with its report.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES USE OF PROCEEDS

Sales of unregistered securities by the Company, are detailed above in PART I,
Item 4 of this Registration Statement.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's bylaws generally provide for the indemnification of directors and officers to the extent an in the manner provided under Florida Law. Article IX of the Company's Bylaws states as follows:

         The corporation shall indemnify any person:

         (1) Who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by, or in the right or, the corporation) by reason of the fact that he is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against such costs and expenses, and to the extent and in the manner provided under Florida Law.

         (2) Who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee, or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against such costs and expenses, and to the extent and in the manner provided under Florida Law.

         The extent, amount, and eligibility for the indemnification provided herein will be made by the Board of Directors. Said determinations will be made by a majority vote to quorum consisting of directors who were not parties to such action, suit, or proceeding or by the shareholders by a majority vote of a quorum consisting of shareholders who were not parties to such action, suit, or proceeding.

         The corporation will have the power to make further indemnification as provided under Florida Law except to indemnify any person against gross negligence or willful misconduct.

         The corporation is further authorized to purchase and maintain insurance for indemnification of any person as provided herein and to the extent provided under Florida Law.

The Company currently does not carry officer and director liability insurance, and no individual officer or director has purchased such liability insurance on his own.



SIGNATURE

In accordance with requirements of the Exchange Act, the Issuer caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           Americare Health Scan, Inc.



                                           By: /s/ Joseph P. D'Angelo
                                              -----------------------------
                                               Joseph P. D'Angelo, D.D.S.



DATED: December 18, 2001.

CONSENT OF OFFICERS AND DIRECTORS

We the undersigned officers and Directors of Americare Health Scan, Inc. have reviewed the Form 10-SB to be submitted to the U.S. Securities and Exchange Commission and each hereby confirm that we are familiar with and aware of the information disclosed in the 10-SB and that the same is true and accurate.

By: /s/ Joel P. Kallan               By: /s/ Joseph P. D'Angelo
    ------------------------             ---------------------------
      Joel P. Kallan, M.D.                Joseph P. D'Angelo, D.D.S.


By: /s/ Horace Seidel                By: /s/ Eugene L. Foltuz
    ------------------------             ---------------------------
      Horace Seidel, M.D.                     Eugene L. Foltuz



Date: December 18, 2001

                                    PART F/S

INDEX OF FINANCIAL STATEMENTS 12/31/00 & 12/31/99

Independent Auditor's Report                                            F-1

Consolidated Balance Sheets                                             F-2

Consolidated Statements of Operations                                   F-3

Consolidated Statements of Changes in Stockholder Equity                F-4

Consolidated Statements of Cash Flows                                   F-5

Notes to Consolidated Financial Statements                              F-6





                      INDEX OF FINANCIAL STATEMENTS 6/30/01

Consolidated Balance Sheets                                             F-1

Consolidated Statements of Operations                                   F-2

Consolidated Statements of Changes in Stockholder Equity                F-3

Consolidated Statements of Cash Flows                                   F-4

Notes to Financial Statements                                           F-5

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)



                          AUDITED FINANCIAL STATEMENTS



                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
  AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO DECEMBER 31, 2000

                                    CONTENTS






INDEPENDENT AUDITORS' REPORT                             1
----------------------------



FINANCIAL STATEMENTS


    BALANCE SHEETS                                       2


    STATEMENTS OF OPERATIONS                             3


    STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY        4


    STATEMENTS OF CASH FLOWS                             5


    NOTES TO FINANCIAL STATEMENTS                     6-18

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of Americare Health Scan, Inc.

We have audited the accompanying consolidated balance sheets of Americare Health Scan, Inc. and Subsidiary (a development stage company), a Florida corporation as of December 31, 2000 and 1999 and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the years then ended and from February 3, 1994 (date of inception) to December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Americare Health Scan, Inc. and Subsidiary as of December 31, 2000 and 1999, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred significant losses since inception and has a deficit accumulated during its development stage and a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



LONDON WITTE & COMPANY, P.A.
Certified Public Accountants
Fort Lauderdale, Florida

July 31, 2001

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER, 31, 2000 AND 1999

                                     ASSETS

                                                                         DECEMBER 31,          DECEMBER 31,
                                                                             2000                 1999
                                                                         -----------           -----------
CURRENT ASSETS                                                           $        --           $        --
                                                                         -----------           -----------

PROPERTY AND EQUIPMENT, NET OF DEPRECIATION                                  152,701               185,774
                                                                         -----------           -----------

OTHER ASSETS
 Investments                                                                     636                 4,941
 Patents, net                                                                137,868               146,485
                                                                         -----------           -----------

  TOTAL OTHER ASSETS                                                         138,504               151,426
                                                                         -----------           -----------

  TOTAL ASSETS                                                           $   291,205           $   337,200
                                                                         ===========           ===========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
 Cash overdraft                                                          $     1,250           $       807
 Accounts payable                                                             61,953                88,818
 Accrued officer's compensation                                              936,000               728,000
 Accrued expenses                                                          1,266,160               985,251
 Loans payable - stockholders                                                369,079               138,280
 Loans payable - related parties                                             530,910               519,699
 Accrued interest - stockholder & related parties                            834,596               470,110
 Loan payable - other                                                         12,260                 6,000
                                                                         -----------           -----------

  TOTAL CURRENT LIABILITIES                                                4,012,208             2,936,965

CONTINGENCIES  (See Note 16)

STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, par value $.001 per share;
  50,000,000 shares authorized; 14,765,148 and
  14,761,948 shares issued and outstanding in
  2000 and 1999 respectively                                                  14,765                14,762
 Additional paid-in capital                                                1,355,218             1,352,885
 Deficit accumulated during the development stage                         (5,090,986)           (3,967,412)
                                                                         -----------           -----------

  TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                                    (3,721,003)           (2,599,765)
                                                                         -----------           -----------

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                             $   291,205           $   337,200
                                                                         ===========           ===========

         The accompanying notes are an integral part of these financial statements.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
 AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO DECEMBER 31, 2000

                                           DECEMBER 31,            DECEMBER 31,           INCEPTION
                                               2000                   1999                 TO 2000
                                           ------------           ------------           -----------

SALES                                      $         --           $         --           $        --
                                           ------------           ------------           -----------

OPERATING EXPENSES:
 Advertising                                      2,750                  6,855                 9,606
 Bank fees                                        1,905                  4,279                 7,987
 Contract Labor                                  25,839                 18,095                43,934
 Depreciation & amortization                     42,792                 36,968                81,311
 Dues & subscriptions                               309                    208                 3,696
 Insurance                                        9,053                  5,262                17,757
 Interest expense                               364,486                231,811               835,118
 Legal & accounting                             279,073                257,091               627,330
 Licenses & taxes                                   510                  2,735                 3,245
 Management fees                                 47,916                 54,043               282,881
 Meals & entertainment                              419                  1,100                 4,291
 Office expense                                  10,160                  1,102                25,227
 Officer's compensation                         208,000                208,000               936,000
 Payroll taxes                                   11,502                  5,435                16,937
 Professional fees                               94,504                 32,154               126,658
 Rent - dormant production areas                163,637                161,140               324,777
 Rent - office space                             38,340                 37,755               187,920
 Rent - warehouses                               39,434                 35,427               202,602
 Salaries                                       138,910                 57,848               196,758
 Telephone & utilities                            2,621                 12,413                61,785
 Travel                                           9,159                 18,920                74,288
 Research and development costs                      --                     --             1,086,783
 Other expenses                                  16,841                  7,668                42,926
                                           ------------           ------------           -----------

 TOTAL OPERATING EXPENSES                     1,508,160              1,196,309             5,199,817
                                           ------------           ------------           -----------

  OPERATING LOSS                             (1,508,160)            (1,196,309)           (5,199,817)

OTHER INCOME (EXPENSE)
 Settlement of litigation -
  release of appeals bond                       388,890                     --               388,890
 Loss from investments                           (4,304)                   (28)               (5,365)
 Loss from flood                                     --               (274,694)             (274,694)
                                           ------------           ------------           -----------
                                                384,586               (274,722)              108,831

  LOSS BEFORE INCOME TAXES                   (1,123,574)            (1,471,031)           (5,090,986)

INCOME TAX EXPENSE (BENEFIT)                         --                     --                    --
                                           ------------           ------------           -----------

  NET LOSS                                 $ (1,123,574)          $ (1,471,031)          $(5,090,986)
                                           ============           ============           ===========

NET LOSS PER SHARE                                (0.08)                (0.10)
                                           ============           ===========

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING:                                14,762,215             14,751,985
                                           ============           ============

         The accompanying notes are an integral part of these financial statements.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
 AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO DECEMBER 31, 2000


                                                         COMMON STOCK AND CAPITAL
                                                      IN EXCESS OF PAR VALUE DEFICIT
                                                      ------------------------------
                                                        SHARES             AMOUNT             ACCUMULATED              TOTAL
                                                      ----------       --------------        -------------         -------------
INCEPTION, FEBRUARY 3, 1994                               50,000        $       5,800        $         -           $       5,800
 Net Loss (Inception to
  December 31, 1995)                                                                               (98,832)              (98,832)
                                                      ----------       --------------        -------------         -------------

BALANCES AT DECEMBER 31, 1995                             50,000                5,800              (98,832)              (93,032)
 Stock Split (116 to 1)                                5,750,000                  -                    -                     -
 Issuance of common shares
  regarding acquisition of assets
  from Americare Transtech, Inc.,
  acquisition of subsidiary
  Americare Biologicals Inc., and
  regarding pretrading
  private placements                                   6,541,800            1,266,058                  -               1,266,058
 Issuance of common shares
  regarding merger with Environ-
  mental Digital Systems, Inc.                           370,370                  -                    -                     -
 Net Loss                                                                                         (765,181)             (765,181)
                                                      ----------       --------------        -------------         -------------

BALANCES AT DECEMBER 31, 1996                         12,712,170            1,271,858             (864,013)              407,845
 Issuance of common shares
  for services rendered                                    5,000               16,250                  -                  16,250
  (based on value of services)
 Net Loss                                                                                         (785,509)             (785,509)
                                                      ----------       --------------        -------------         -------------

BALANCES AT DECEMBER 31, 1997                         12,717,170            1,288,108           (1,649,522)             (361,414)
 Issuance of common shares
  to acquire 25% interest in
  Americare Diagnostics, Inc.
  and Americare International
  Diagnostics, Inc.                                    2,000,000                2,000                  -                   2,000
  (based on book value of
  affiliated companies)
 Net Loss                                                                                         (846,859)             (846,859)
                                                      ----------       --------------        -------------         -------------

BALANCES AT DECEMBER 31, 1998                         14,717,170            1,290,108           (2,496,381)           (1,206,273)
 Issuance of common shares for
  for private placement                                   30,000               50,000                                     50,000
 Issuance of common shares for
  services rendered
  (based on value of services)                            12,278               23,264                                     23,264
 Issuance of common shares for cor-
  porate counsel and director fees                         2,500                4,275                                      4,275
  (based on trading activity
  at time of issuance)
 Net Loss                                                                                       (1,471,031)           (1,471,031)
                                                      ----------       --------------        -------------         -------------

BALANCES AT DECEMBER 31, 1999                         14,761,948            1,367,647           (3,967,412)           (2,599,765)
 Issuance of common shares
  for director fees
  (based on trading activity
  at time of issuance)                                     3,200                2,336                  -                   2,336
 Net Loss                                                                                       (1,123,574)           (1,123,574)
                                                      ----------       --------------        -------------         -------------

BALANCES AT DECEMBER 31, 2000                         14,765,148       $    1,369,983        $  (5,090,986)        $  (3,721,003)
                                                      ==========       ==============        =============         =============

         The accompanying notes are an integral part of these financial statements.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
 AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO DECEMBER 31, 2000


                                                      DECEMBER 31,          DECEMBER 31,           INCEPTION
                                                          2000                  1999                TO 2000
                                                      -----------           -----------           -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                             $(1,123,574)          $(1,471,031)          $(5,090,986)
 Adjustments to reconcile net loss to net
 cash used in operating activities:
  Depreciation and amortization                            42,792                36,968               324,525
  Undepreciated cost of equipment
   destroyed in flood                                          --               274,694               274,694
  Changes in assets and liabilities:
 Increase/(decrease) in cash overdrafts                       444                   113                 1,250
   Accounts payable                                       (26,865)               88,677                61,953
   Accrued officer's compensation                         208,000               208,000               936,000
   Accrued expenses                                       280,909               273,218             1,266,160
                                                      -----------           -----------           -----------

 Net cash used in operating activities                   (618,294)             (589,361)           (2,226,404)
                                                      -----------           -----------           -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Amounts loaned to related entities                            --                    --              (147,646)
 Collections of loans receivable                               --                 1,692               117,165
 Purchase of investment                                        --                    --                (6,000)
 Loss from investment                                       4,304                    28                 5,365
 Purchase of property and equipment                        (1,102)              (15,055)             (738,995)
 Payment for patents                                           --               (13,293)             (150,793)
                                                      -----------           -----------           -----------

 Net cash provided by (used in)
  investing activities                                      3,202               (26,628)             (920,904)
                                                      -----------           -----------           -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from stockholder loan                           230,799                28,349               369,079
 Proceeds from loans payable-related parties               11,211               272,812               571,090
 Proceeds from other loans payable                          6,260                 6,000                12,260
 Loan repayments-related parties                               --                    --                (9,700)
 Accrued interest - stockholder                           364,486               231,289               834,596
 Proceeds from common stock                                 2,336                77,539             1,369,983
                                                      -----------           -----------           -----------

 Net cash provided by financing
  activities                                              615,092               615,989             3,147,308
                                                      -----------           -----------           -----------

NET INCREASE (DECREASE) IN CASH                                --                    --                    --
CASH AND EQUIVALENTS, BEGINNING                                --                    --                    --
                                                      -----------           -----------           -----------

CASH AND EQUIVALENTS, ENDING                          $        --           $        --           $        --
                                                      ===========           ===========           ===========


         The accompanying notes are an integral part of these financial statements.

                    AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF ACTIVITIES

Americare Health Scan, Inc. and its subsidiary, Americare Biologicals, Inc. are engaged in the business of developing technological solutions for medical, dental, and high tech industries, and consequently bringing the developed technologies to the market place. The Company has developed and patented a saliva collector that could be used in an array of saliva based tests. The Company and entities with which it is affiliated have also been researching other products for development. The Company has not yet obtained necessary approvals to market the products it is developing.

BASIS OF PRESENTATION

Since both the Company and its subsidiary are development stage companies, the Company is required to follow Financial Accounting Standards Board Statement No. 7, "Accounting and Reporting by Development Stage Enterprises," (SFAS 7). Pursuant to SFAS 7, the financial statements include cumulative amounts of revenues, expenses, and cash flows from the enterprise's inception.

GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $1,123,574 for the year ended December 31, 2000, and as of that date, current liabilities exceeded current assets by $4,012,208 and its total liabilities exceeded its total assets by $3,721,003. Those factors, as well as the need to obtain additional financial resources, create an uncertainty about the Company's ability to continue as a going concern. Management of the Company is developing a plan to finance its continuing research and development activities through the issuance of debt or equity securities. The ability of the Company to continue as a going concern is dependent on the success of the plan or the continued support of the Company's major shareholder. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                    AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Americare Health Scan, Inc. and its subsidiary, Americare Biologicals, Inc. Intercompany balances and transactions have been eliminated in consolidation.

Americare Biologicals, Inc. was acquired by the Company on September 30,1996 and was accounted for under the pooling of interests method.

CASH AND CASH EQUIVALENTS

For purposes of the financial statements, the Company considers all unrestricted highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

PROPERTY AND EQUIPMENT

All property and equipment are recorded at acquisition costs and adjusted annually for depreciation. The Company uses the declining balance method for depreciation of newly acquired fixed assets, depreciating the assets over useful lives based upon the type of depreciable property acquired.

Expenditures for routine maintenance and repairs are charged to expense when incurred, and the cost of additions and betterments are capitalized.

When certain events or changes in circumstances occur regarding the use of long-lived assets, it is management's policy to perform an impairment analysis in accordance with Financial Accounting Standards Board Statement No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be disposed of", (SFAS 121).

PATENTS

Patents are accounted for at cost. Amortization of these intangible assets is provided on a straight-line basis over their respective useful lives (i.e. their legal lives of 17.5 years).

                    AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 1-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS

Investments in unconsolidated affiliates in which the Company exercises significant influence but not control are accounted for by the equity method. The Company's share of net loss of those unconsolidated affiliates is included in net loss in these financial statements, up to the amount invested by the Company.

INCOME TAXES

Deferred tax assets and liabilities are determined based upon differences between the financial statement and tax bases assets and liabilities using enacted tax rates in effect for the year in which differences are expected to reverse.

The Company provides a valuation allowance against deferred tax assets if, based on the weight of evidence available, it is more likely than not that some or all of the deferred assets will not be realized.

LOSS PER SHARE

The Company has adopted Financial Accounting Standards Board Statement No. 128, "Earnings Per Share," (SFAS 128). Under SFAS 128, basic net income (loss) per common share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period.

FINANCIAL STATEMENT ESTIMATES

The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

                    AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 2 - PROPERTY AND EQUIPMENT

Property and equipment is comprised of the following:

                                   2000                1999
                                ---------           ---------
Office Equipment                $   6,561           $   5,459
Medical Equipment                 190,173             190,173
Automobiles                        12,233              12,233
Leasehold Improvements             90,470              90,470
                                ---------           ---------

 Subtotal                         299,437             298,335
Less: Accumulated
      Depreciation               (146,736)           (112,561)
                                ---------           ---------

Net Amount                      $ 152,701           $ 185,774
                                =========           =========

Depreciation expense is $34,324 for 2000 and $32,660 for 1999.

Additionally, in 1999 medical equipment with a cost of $439,511 and accumulated depreciation of $164,817 was destroyed in a flood. (See note 12)

NOTE 3 - INVESTMENTS

During 1996, the Company acquired 4,000,000 shares of Interventional Research Technologies, Inc., a closely held company, for a cost of $4,000. Since the investment is not listed on any stock exchange and is not readily tradable, it has been reflected in the financial statements at cost. In 2000, this investment was written down to -0-.

The Company, effective January 1, 1998, acquired 5,563,918 shares (a 25% interest) in Americare Diagnostics, Inc. in exchange for 1,000,000 shares of the Company's stock. Americare Diagnostics, Inc. owns the patent for the invention titled Integrated System for Biological Fluid Constituent Analysis. Because the Company exercises significant influence, Americare Diagnostics is accounted for under the equity method.

The Company's share of net loss is $304 for 2000 and $28 for 1999. The Company, effective January 1, 1998, acquired 4,662,263 shares (a 25% interest) in Americare International Diagnostics, Inc. in exchange for 1,000,000 shares of the Company's stock. Americare International Diagnostics, Inc. has a patent pending for the invention titled Method and

                    AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 3 - INVESTMENTS (CONTINUED)

Device for Determination of Saliva Constituents - estimation of active infection by Helicobacter Pylori. Because the Company exercises significant influence, Americare International Diagnostics is accounted for under the equity method. The Company's cumulative share of net loss exceeds the amount invested. Therefore, its carrying value under the equity method is zero.

NOTE 4 - PATENTS

The Company has obtained the following four patents: A Multidose Transdermal Delivery System (issued May 26, 1998); A Method for Transdermally Administering High Molecular Weight Drugs with a Polymer Skin Enhancer (issued February 15,
2000); Saliva Collector with Aspirating Pipette (issued June 8, 1999) and Integrated Systems for Biological Fluid Constituent Analysis (issued December 14, 1999).

The Company and related companies have obtained eight other patents: Integrated System for Biological Fluid Constituent Analysis (issued August 22, 1995); Integrated System for Biological Fluid Constituent Analysis (issued October 31,
1995); A Selectable Dosage Transdermal Drug Delivery System (issued April 11,
1994); A Selectable Dosage Transdermal Delivery System (issued August 9, 1994); A Selectable Dosage Transdermal Delivery System (issued April 9, 1996); A Method of Transdermally Administering High Molecular Weight Drugs with a Polymer Skin Enhancer (issued March 25, 1997); A Multidose Transdermal Drug Delivery System (issued August 3, 1999); Estimation of Active Infection by Helicobacter Pylori, (issued November 23, 1999).

There are currently no license agreements between the Company and its affiliates relating to any of the above listed patents.

Amortization expense for years ended 2000 and 1999 were $4,308 and $8,617 respectively.

                    AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 5 - DEFERRED TAXES

Deferred taxes are provided for the temporary differences in basis of the Company's assets and liabilities and their reported amounts. These differences relate principally to the expected benefits of net operating loss carryforwards. Deferred tax assets and liabilities are determined based on the enacted rates that are expected to be in effect when these differences are expected to reverse. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

As of December 31, 2000 and 1999 the amount of net operating loss carryforwards was $5,090,986 and $3,967,412 respectively.

Due to uncertainty regarding the levels of future earnings, the Company has recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized, principally due to the expiration of net operating loss carry forwards.

The components of the net deferred tax asset are as follows:

Deferred tax assets:              2000                1999
                              -----------           ---------

Net operating loss            $ 1,018,197           $ 793,483
Valuation allowance            (1,018,197)           (793,483)
                              -----------           ---------
                              $         0           $       0
                              ===========           =========



NOTE 6 - LOANS PAYABLE - STOCKHOLDERS

During 2000, 1999,and prior, the President of the Company and several other stockholders have advanced funds to the Company. The resulting loans payable are payable on demand. In accordance with Financial Accounting Standards Board Statement No. 107 "Disclosures about Fair Value of Financial Instruments," (SFAS
107), fair value approximates carrying value since interest is being accrued at a rate that is equivalent to rates available in the market. The loan balances as of December 31, 2000 and 1999 are $369,079 and $138,280, respectively.

In May 2000, the Company, as debtor, and its Subsidiary, as additional debtor, entered into security agreements with the Company's President and majority stockholder relating to

                    AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 6 - LOANS PAYABLE - STOCKHOLDER - CONTINUED

loans and accrued expenses as described above and in Note 9. In addition, the Company, as debtor, and its Subsidiary, as additional debtor, entered into security agreements with two of the related companies controlled by the President referred to in Notes 7 and 8 relating to loans and accrued expenses as described in those notes.

The security agreements encumber essentially all assets of the Company and its Subsidiary in the aggregate amount of $2.6 million and have been filed with the Secretary of State of the State of Florida.

The security agreements secure the payment of indebtedness evidence by promissory notes executed by the Company and its Subsidiary to the secured parties.


NOTE 7 - LOANS PAYABLE - RELATED PARTIES

During 2000, 1999,and prior, the Company received loans from related parties. The resulting loans payable are payable on demand. In accordance with Financial Accounting Standards Board Statement No. 107 "Disclosures about Fair Value of Financial Instruments," (SFAS 107), fair value approximates carrying value since interest is being accrued at a rate that is equivalent to rates available in the market. The loan balances as of December 31, 2000 and 1999 are $530,910 and $519,699 respectively.

In May 2000, the Company, as debtor, and its Subsidiary, as additional debtor, entered into security agreements with the Company's President and majority stockholder relating to loans and accrued expenses as described in Note 8. In addition, the Company, as debtor, and its Subsidiary, as additional debtor, entered into security agreements with two of the related companies controlled by the President referred to above and in Note 8 relating to loans and accrued expenses as described in those notes.

The security agreements encumber essentially all assets of the Company and its Subsidiary in the aggregate amount of $2.6 million and have been filed with the Secretary of State of the State of Florida.

The security agreements secure the payment of indebtedness evidence by promissory notes executed by the Company and its Subsidiary to the secured parties.

                    AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 8 - RELATED PARTY TRANSACTIONS

During 2000 and 1999, the Company leased production, warehouse, and office space from a related company on a month to month basis. Rent charged was based on square footage used. Rent charged by the related company and accrued by the Company was $221,573 in 2000 and $221,573 in 1999. On October 15, 2001, the
Company signed a lease with the related company. Under the lease, accruals will continue at the same rate until December 31, 2001, when additional accruals will cease and accrued payments of $55,390 for the quarter ending December 31, 2001 will become due and payable. Future rent will be payable on a monthly basis. In addition, on January 2, 2002, the Company will be required to deposit a sum of $20,000 with the landlord as a security deposit.
Future minimum lease payments are as follows:

                           Production       Warehouse        Administrative
                           ----------       ---------        --------------
         2001              $ 163,637         $ 19,596          $ 38,340
         2002                163,637           19,596            38,340
         2003                163,637           19,596            38,340
         2004                163,637           19,596            38,340
         2005                163,637           19,596            38,340

In addition, the Company paid management fees to another related corporation for bookkeeping, janitorial, and administrative services. Fees charged were based on an allocation of salaries and payroll taxes based on the percentage of time spent on behalf of the Company. Management fees were $47,916 in 2000 and $54,043 in 1999.

The related corporations referred to in the previous paragraphs are controlled by the President of the Company. See Notes 6 and 7 regarding related party loans payable.

The total amount of interest accrued on these stockholder and related party loans (see Notes 6, 7 and 9) retroactive to 1996 was $834,596. The interest rate on all related party notes is 2% above Chase Manhattan Bank's prime rate.

NOTE 9 - OFFICER'S COMPENSATION

On August 28, 1999 the Board of Directors approved an annual salary of $208,000 for the President and C.E.O. of the Company retroactive to June 30, 1996. The amount of accrued salary as of December 31, 2000 and 1999 is $936,000 and $728,000, respectively.

                    AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 10 - STOCK COMPENSATION

During 1999, the Company issued stock to certain outside directors and other non-employees in exchange for services rendered. The total number of shares issued for such services was 14,778 in exchange for services with a total cost of $27,439. During 2000, the Company issued 3200 shares having a value of $2,336 for director fees for services.

NOTE 11 - NONCASH INVESTING AND FINANCING ACTIVITIES

Noncash investing and financing activities consist of the following:

                                                     2000              1999
                                                   -------           --------
Stock-based compensation transactions
 (Increase) in additional paid-in capital          $(2,333)          $(27,424)
 Increase in compensation costs                      2,336             27,439
 Issuance of common stock                               (3)               (15)

NOTE 12 - FLOOD LOSS

On November 26, 1999, subsequent to the installation of coffee equipment, a pipe burst and created a flood at the Company's premises. Lab equipment with a net book value of $274,694 was destroyed by the flood. The insurance company which provided the building with liability coverage became insolvent after the claim was filed. The Company has filed legal actions against both the insurance agent and the installer of the coffee equipment. Both cases are currently in discovery. In addition, the Company has filed an administrative claim against the insurance company.

NOTE 13 - LITIGATION

The Corporation is involved in several pieces of litigation, which are set forth below.

In 1995, Americare Biologicals, Inc., Joseph P. D'Angelo, Americare Transtech, Inc., and International Medical Associates, Inc. (the "Plaintiffs") filed suit in Florida state court (Broward County) against Technical Chemicals and Products, Inc. ("TCPI") and its then chairman Jack Aronowitz, Simplex Medical Systems, Inc. ("Simplex") and

                    AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 13 - LITIGATION - CONTINUED

its then officers Henry B. Schur and Nicholas Levandoski, and Analyte Diagnostics, Inc. ("Analyte"), claiming misappropriation of trade secrets and interference with business relationships relating to the Company's proprietary Saliva Collection System and HIV Saliva Test. On January 25, 1999, judgment was entered in favor of Plaintiffs against Schur, Levandoski, TCPI, Aronowitz, Simplex and Analyte. On appeal, $4.3 Million of the $4.8 Million in damages awarded against Schur, Levandoski, Aronowitz and TCPI was affirmed. Only the $500,000 judgment against Aronowitz was reversed. In December 2000, the appeal bond that had been posted by TCPI was ordered paid, and Americare Biologicals, Inc. received $388,890. Nicholas Levandoski, against whom Americare Biologicals, Inc. and Americare Transtech, Inc. had judgments totaling $1,000,000, filed for Chapter 7 Bankruptcy protection in 2000. A settlement was reached with the trustee of the Levandoski bankruptcy proceeding pursuant to which Americare Biologicals, Inc. and Americare Transtech, Inc. will receive from Levandoski a cash payment of $11,638 and 327,250 shares of stock in SMLX Technologies, Inc. The Plaintiffs are currently attempting to collect the $3,000,000 judgment against Schur from his former employer, Simplex, pursuant to certain indemnification provisions in Simplex's Articles of Incorporation and Bylaws. Of the $3 million judgment against Schur, $1 million each was awarded to Americare Biologicals, Inc., Americare Transtech, Inc., and Dr. D'Angelo. Trial in the collection action was held on August 3, 2001. By order dated September 10, 2001, the trial court ruled in favor of SMLX. The Plaintiffs have appealed this ruling, and SMLX has moved for attorney's fees. By order dated September 5, 2001, the District Court of Appeal of the state of Florida Fourth District reversed a lower court ruling denying Henry Schur's, Nicholas Levandoski's, Analyte's and Simplex's motion to vacate the above-referenced judgments against them. The appellate court, however, did not reverse the judgments in the underlying action. Instead, the Court remanded the matter to the lower court for reconsideration of the motion to vacate.

In 1997, Americare Diagnostics, Inc., Joseph P. D'Angelo, Americare Transtech, Inc., and International Medical Associates, Inc., (the "Plaintiffs") filed suit in federal court (Southern District of Florida) against TCPI and its then chairman Jack Aronowitz, and Simplex and its then officers Henry B. Schur and Nicholas Levandoski, claiming patent infringement and misappropriation of trade secrets

                    AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 13 - LITIGATION - CONTINUED

relating to the Company's patented biological fluids constituent analysis system. A confidential settlement agreement was reached with TCPI on February 3, 2001, which resolved all litigation between TCPI and the Plaintiffs. TCPI, which filed a voluntary Chapter 11 bankruptcy petition on July 3, 2001, still owes approximately $38,700 under the settlement agreement. The Company settled with Simplex on June 26, 2001. On June 27, 2001, the District Court issued an Order granting the Plaintiffs' motion for voluntary dismissal of their patent infringement claims against Aronowitz and Schur. The basis for the Plaintiffs' motion was that the infringement claims lacked sufficient economic value to justify further prosecution. The district court also granted the Plaintiffs' motion for voluntary dismissal without prejudice of their misappropriation of trade secrets claims against Aronowitz and Schur. Both Aronowitz and Schur have filed motions for attorney's fees and costs against the Plaintiffs. By order dated August 17, 2001, the District Court granted Aronowitz's motion for voluntary dismissal without prejudice of his patent misuse antitrust counterclaim.

In 1997, Henry B. Schur filed suit against Dr. D'Angelo, Americare Transtech, Inc., Americare Health Scan, Inc., Americare Biologicals, Inc., International Medical Associates, Inc., and Americare Diagnostics, Inc. asserting claims relating to the tape recording and use of a conversation Schur had with Dr. D'Angelo on the street. Currently pending is a motion to dismiss filed by certain Defendants. Trial was set for September 10, 2001, but had to be delayed because Schur is unavailable.

TCPI and Aronowitz, in 1999, filed action in federal court (Southern District of Florida) against the Company, Joseph P. D'Angelo, and Creative Connections, Inc., claiming that Plaintiffs had engaged in false advertising in violation of the Lanham Act, and common law defamation. All claims by TCPI have been dismissed with prejudice pursuant to a February 2001 settlement. TCPI also settled with Creative Connections, Inc. on or about April 2001. As part of that settlement, TCPI was assigned a $28,281.29 judgment Creative Connections had against the Company. TCPI then proceeded to offset the amount of that judgment against the payments owed to the Company under the February 2001 settlement. By order dated August 17, 2001, the District Court granted Aronowitz's motion for voluntary dismissal without prejudice of his claims.

                    AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 13 - LITIGATION - CONTINUED

In 1999, the Company, Americare Biologicals, Inc., and Joseph P. D'Angelo ("Plaintiffs") filed a defamation suit in Florida state court against TCPI, Jack Aronowitz and Robert Zelinka. Plaintiffs settled with TCPI in February 2001. On July 27, 2001, Plaintiffs entered into a confidential settlement with Zelinka. The claim against Aronowitz is still pending.

In 1999, the Company, Americare Biologicals, Inc., and Joseph P. D'Angelo ("Plaintiffs") filed a defamation lawsuit in Florida state court against Warren Vitale. Plaintiffs' motion for summary judgment is currently pending.

In November 1999, the building in which the Company is a tenant sustained substantial damage as a result of water leakage from a coffee machine that had been installed and maintained by Perfect Choice Coffee, Inc. Some of the Company's equipment and work in process was damaged and/or destroyed. The landlord's insurance company went bankrupt and did not cover the losses. As a result, the Company, landlord, and related entities jointly filed two separate lawsuits against the underwriter (Jackson Agency, Inc.) and the coffee machine company (Perfect Choice Coffee, Inc.) seeking to recover their losses. Consolidated discovery is ongoing.

Henry B. Schur, a former employee of the Company, has filed an interference claim with the U.S. Patent and Trademark Office alleging that he, not Dr. D'Angelo, is the senior inventor of the technology covered by a pending patent application relating to improvements to the Saliva Collector. In view of the January 1999 court judgment that Schur misappropriated trade secrets relating to the Company's Saliva Collector technology, and the written conditions of Schur's employment with Americare Transtech, Inc. during the early to mid-1990s, the Company believes that its exclusive ownership of the technology has been established.

In 1999, Henry Schur filed suit against Americare Biologicals, Inc. claiming entitlement to stock in that Company. The case was dismissed on statute of limitations grounds, and Schur was afforded an opportunity to amend his complaint.

In 1999, the Company and affiliated and related entities filed a professional malpractice action against its former

                    AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2000 AND 1999



NOTE 13 - LITIGATION - CONTINUED

in-house accountant Robert Dodek, C.P.A., who worked for the Company and its affiliated and related entities during 1994 through 1998. This lawsuit relates to the failure by Mr. Dodek to prepare and file tax returns and financial statements. Discovery is currently ongoing.

In the normal course of business, the Company is involved in various disputes, claims and/or litigation. Given the current financial condition of the Company, the resolution of any of the above-discussed matters against the Company by judgment or the award of attorney's fees and costs could have a material adverse impact on the consolidated financial statements.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)






                         UNAUDITED FINANCIAL STATEMENTS




                 FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
    AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO JUNE 30, 2001

                                    CONTENTS






FINANCIAL STATEMENTS


         BALANCE SHEETS                                          1


         STATEMENTS OF OPERATIONS                                2


         STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY           3


         STATEMENTS OF CASH FLOWS                                4


         NOTES TO FINANCIAL STATEMENTS                         5-9

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
            JUNE 30, 2001 (UNAUDITED) AND DECEMBER 31, 2000 (AUDITED)


                                     ASSETS

                                                                JUNE 30,            DECEMBER 31,
                                                                  2001                  2000
                                                              -----------           -----------

CURRENT ASSETS                                                $        --           $        --
                                                              -----------           -----------

PROPERTY AND EQUIPMENT, NET OF DEPRECIATION                       135,316               152,701
                                                              -----------           -----------

OTHER ASSETS
 Investments                                                          636                   636
 Patents, net                                                     133,560               137,868
                                                              -----------           -----------

  TOTAL OTHER ASSETS                                              134,196               138,504
                                                              -----------           -----------

  TOTAL ASSETS                                                $   269,512           $   291,205
                                                              ===========           ===========

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
 Cash overdraft                                               $     6,642           $     1,250
 Accounts payable                                                  36,267                61,953
 Accrued officer's compensation                                 1,040,000               936,000
 Accrued expenses                                               1,392,054             1,266,160
 Loan payable - stockholders                                      398,501               369,079
 Loans payable - related parties                                  676,736               530,910
 Accrued Interest - stockholder & related parties               1,069,414               834,596
 Loan payable - other                                              12,260                12,260
                                                              -----------           -----------

  TOTAL CURRENT LIABILITIES                                     4,631,874             4,012,208
                                                              -----------           -----------

CONTINGENCIES (See Note 4)

STOCKHOLDERS' EQUITY (DEFICIT)
 Common stock, par value $.001 per share; 50,000,000
  shares authorized; 14,761,948 shares issued and
  outstanding in 2000 and 1999 respectively                        14,765                14,765
 Additional paid-in capital                                     1,355,218             1,355,218
 Deficit accumulated during the development stage              (5,732,345)           (5,090,986)
                                                              -----------           -----------

  TOTAL STOCKHOLDERS' EQUITY (DEFICIT)                         (4,362,362)           (3,721,003)
                                                              -----------           -----------

  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $   269,512           $   291,205
                                                              ===========           ===========

                             See accompanying notes

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
   AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO JUNE 30, 2001
                                   (UNAUDITED)


                                                                                        INCEPTION TO
                                             JUNE 30,               JUNE 30,              JUNE 30,
                                               2001                   2000                  2001
                                           ------------           ------------           -----------

SALES                                      $         --           $         --           $        --
                                           ------------           ------------           -----------

OPERATING EXPENSES:
 Advertising                                      2,172                  2,202                11,778
 Bank fees                                           56                  1,757                 8,043
 Contract Labor                                  12,040                 14,129                55,974
 Depreciation & amortization                     21,543                 21,470               103,004
 Dues & subscriptions                                --                     --                 3,696
 Insurance                                        4,803                  4,408                22,560
 Interest expense                               234,819                182,243             1,069,937
 Legal & accounting                             107,543                108,770               734,873
 Licenses & taxes                                   860                    680                 4,105
 Management fees                                 23,958                 26,426               306,839
 Meals & entertainment                              101                     96                 4,393
 Office expense                                   2,695                  4,121                27,922
 Officer's compensation                         104,000                104,000             1,040,000
 Payroll taxes                                    5,695                  4,069                22,632
 Professional fees                                 (358)                38,148               126,300
 Rent - dormant production areas                 80,570                 81,819               405,347
 Rent - office space                             18,877                 19,170               206,797
 Rent - warehouses                               18,245                 17,127               220,847
 Salaries                                        65,624                 55,912               262,382
 Telephone & utilities                            1,406                  1,165                63,191
 Travel                                              --                    208                74,288
 Research and development costs                      --                     --             1,086,783
 Other expenses                                   6,813                 12,342                49,738
                                           ------------           ------------           -----------

 TOTAL OPERATING EXPENSES                       711,462                700,262             5,911,429
                                           ------------           ------------           -----------

  OPERATING LOSS                               (711,462)              (700,262)           (5,911,429)

OTHER INCOME (EXPENSE)
 Settlement of litigation -
  release of appeals bond                            --                     --               388,890
 Settlement of litigation                        70,253                     --                70,253
 Loss from investments                               --                   (258)               (5,365)
 Loss from flood                                     --                     --              (274,694)
                                           ------------           ------------           -----------
                                                 70,253                   (258)              179,084

  LOSS BEFORE INCOME TAXES                     (641,209)              (700,520)           (5,732,345)

INCOME TAX EXPENSE (BENEFIT)                         --                     --                    --
                                           ------------           ------------           -----------

  NET LOSS                                 $   (641,209)          $   (700,520)          $(5,732,345)
                                           ============           ============           ===========

NET LOSS PER SHARE                                (0.04)                 (0.05)
                                           ============           ============

WEIGHTED AVERAGE NUMBER OF SHARES
 OUTSTANDING:                                14,765,148             14,748,664
                                           ============           ============

                             See accompanying notes

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                     FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
   AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO JUNE 30, 2001
                                   (UNAUDITED)


                                                     COMMON STOCK AND CAPITAL
                                                      IN EXCESS OF PAR VALUE
                                                      ----------------------              DEFICIT
                                                    SHARES              AMOUNT          ACCUMULATED             TOTAL
                                                  ----------         -----------        ------------         ------------
INCEPTION, FEBRUARY 3, 1994                           50,000         $     5,800        $         --         $      5,800
 Net Loss (Inception to
  December 31, 1995)                                                                         (98,832)             (98,832)
                                                  ----------         -----------        ------------         ------------

BALANCES AT DECEMBER 31, 1995                         50,000               5,800             (98,832)             (93,032)
 Stock Split (116 to 1)                            5,750,000                  --
 Issuance of common shares
  regarding acquisition of assets
  from Americare Transtech, Inc.,
  acquisition of subsidiary
  Americare Biologicals, Inc.,
  and regarding pretrading
  private placements                               6,541,800           1,266,058                                1,266,058
 Issuance of common shares
  regarding merger with Environ-
  mental Digital Systems, Inc.                       370,370                 --                                        --
 Net Loss                                                                                   (765,181)            (765,181)
                                                  ----------         -----------        ------------         ------------

BALANCES AT DECEMBER 31, 1996                     12,712,170           1,271,858            (864,013)             407,845
 Issuance of common shares
  for services rendered                                5,000              16,250                                   16,250
  (based on value of services)
 Net Loss                                                                                   (785,509)            (785,509)
                                                  ----------         -----------        ------------         ------------

BALANCES AT DECEMBER 31, 1997                     12,717,170           1,288,108          (1,649,522)            (361,414)
 Issuance of common shares
  to acquire 25% interest in
  Americare Diagnostics, Inc.
  and Americare International
  Diagnostics, Inc.                                2,000,000               2,000                                    2,000
  (based on book value of
  affiliated companies)
 Net Loss                                                                                   (846,859)            (846,859)
                                                  ----------         -----------        ------------         ------------

BALANCES AT DECEMBER 31, 1998                     14,717,170           1,290,108          (2,496,381)          (1,206,273)
 Issuance of common shares
  for private placement                               30,000              50,000                                   50,000
 Issuance of common shares for
  services rendered                                   12,278              23,264                                   23,264
  (based on value of services)
 Issuance of common shares for cor-
  porate counsel and director fees                     2,500               4,275                                    4,275
  (based on trading activity
  at time of issuance)
 Net Loss                                                 --                   -          (1,471,032)          (1,471,032)
                                                  ----------         -----------        ------------         ------------

BALANCES AT DECEMBER 31, 1999                     14,761,948           1,367,647          (3,967,413)          (2,599,766)
 Issuance of common shares
  for director fees                                    3,200               2,336                                    2,336
  (based on trading activity
  at time of issuance)
 Net Loss                                                                                 (1,123,723)          (1,123,723)
                                                  ----------         -----------        ------------         ------------

BALANCES AT DECEMBER 31, 2000                     14,765,148         $ 1,369,983          (5,091,136)          (3,721,153)
 Net Loss                                                                                   (641,209)            (641,209)
                                                  ----------         -----------        ------------         ------------

BALANCES AT JUNE 30, 2001                         14,765,148         $ 1,369,983        $ (5,732,345)        $ (4,362,362)
                                                  ==========         ===========        ============         ============


                             See accompanying notes

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
   AND THE PERIOD FROM FEBRUARY 3, 1994 (DATE OF INCEPTION) TO JUNE 30, 2001
                                   (UNAUDITED)


                                                                                             INCEPTION TO
                                                       JUNE 30,            JUNE 30,             JUNE 30,
                                                         2001                2000                 2001
                                                      ---------           ---------           -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                             $(641,209)          $(700,520)          $(5,732,345)
 Adjustments to reconcile net loss to net
 cash provided by operating activities:
  Depreciation and amortization expense                  21,543              21,470               346,218
  Undepreciated cost of equipment
   destroyed in flood                                        --                  --               274,694
  Changes in assets and liabilities:
   Increase/(decrease) in cash overdrafts                 5,392                (690)                6,642
   Accounts payable                                     (25,686)             (2,611)               36,267
   Accrued officer's compensation                       104,000             104,000             1,040,000
   Accrued expenses                                     125,894             142,893             1,392,054
                                                      ---------           ---------           -----------

 Net cash used in operating activities                 (410,066)           (435,458)           (2,636,470)
                                                      ---------           ---------           -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Amounts loaned to related entities                          --                (414)             (147,350)
 Collections of loans receivable                             --                  --               117,165
 Purchase of investment                                      --              (1,102)               (6,000)
 Loss from investment                                        --                 258                 5,365
 Purchase of property and equipment                          --                  --              (738,995)
 Payment for patents                                         --                  --              (150,793)
                                                      ---------           ---------           -----------
 Net cash provided by (used in)
  investing activities                                       --              (1,258)             (920,608)
                                                      ---------           ---------           -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from stockholder loan                          29,422             210,479               369,079
 Proceeds from loans payable-related parties            145,826              37,734               600,512
 Proceeds from other loan payable                            --               6,260               157,790
 Loan repayments-related parties                             --                  --                (9,700)
 Accrued interest - stockholder                         234,818             182,243             1,069,414
 Proceeds from common stock                                  --                  --             1,369,983
                                                      ---------           ---------           -----------
 Net cash provided by financing
  activities                                            410,066             436,716             3,557,078
                                                      ---------           ---------           -----------

NET INCREASE (DECREASE) IN CASH                              --                  --                    --
CASH AND EQUIVALENTS, BEGINNING                              --                  --                    --
                                                      ---------           ---------           -----------

CASH AND EQUIVALENTS, ENDING                          $      --           $      --           $        --
                                                      =========           =========           ===========


                             See accompanying notes

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 2001
                                  (UNAUDITED)



NOTE 1 - GENERAL

The financial information included herein is unaudited; however, such information reflects all adjustments (consisting solely of normal recurring adjustments), which are, in the opinion of management, necessary for a fair statement of the Company's financial position.

The information contained in these consolidated financial statements should be read in conjunction with the Notes to the Financial Statements appearing in the Company's Annual Report for the year ended December 31, 2000.

NOTE 2 - GOING CONCERN

As shown in the accompanying financial statements, the Company incurred a net loss of $641,209 for the six months ended June 30, 2001, and as of that date, current liabilities exceeded current assets by $4,631,874 and its total liabilities exceeded its total assets by $4,362,362. Those factors, as well as the need to obtain additional financial resources, create an uncertainty about the Company's ability to continue as a going concern. Management of the Company is developing a plan to finance its continuing research and development activities through the issuance of debt or equity securities. The ability of the Company to continue as a going concern is dependent on the success of the plan or the continued support of the Company's major shareholder. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 3 - LITIGATION

The Corporation is involved in several pieces of litigation, which are set forth below.

In 1995, Americare Biologicals, Inc., Joseph P. D'Angelo, Americare Transtech, Inc., and International Medical Associates, Inc. (the "Plaintiffs") filed suit in Florida state court (Broward County) against Technical Chemicals and Products, Inc. ("TCPI") and its then chairman Jack Aronowitz, Simplex Medical Systems, Inc. ("Simplex") and its then officers Henry B. Schur and Nicholas Levandoski, and Analyte Diagnostics, Inc. ("Analyte"), claiming misappropriation of trade secrets and interference with business relationships relating to the Company's proprietary Saliva Collection System and HIV Saliva Test. On January

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 2001
                                  (UNAUDITED)



NOTE 3 - LITIGATION - CONTINUED

25, 1999, judgment was entered in favor of Plaintiffs against Schur, Levandoski, TCPI, Aronowitz, Simplex and Analyte. On appeal, $4.3 Million of the $4.8 Million in damages awarded against Schur, Levandoski, Aronowitz and TCPI was affirmed. Only the $500,000 judgment against Aronowitz was reversed. In December 2000, the appeal bond that had been posted by TCPI was ordered paid, and Americare Biologicals, Inc. received $388,890. Nicholas Levandoski, against whom Americare Biologicals, Inc. and Americare Transtech, Inc. had judgments totaling $1,000,000, filed for Chapter 7 Bankruptcy protection in 2000. A settlement was reached with the trustee of the Levandoski bankruptcy proceeding pursuant to which Americare Biologicals, Inc. and Americare Transtech, Inc. will receive from Levandoski a cash payment of $11,638 and 327,250 shares of stock in SMLX Technologies, Inc. The Plaintiffs are currently attempting to collect the $3,000,000 judgment against Schur from his former employer, Simplex, pursuant to certain indemnification provisions in Simplex's Articles of Incorporation and Bylaws. Of the $3 million judgment against Schur, $1 million each was awarded to Americare Biologicals, Inc., Americare Transtech, Inc., and Dr. D'Angelo. Trial in the collection action was held on August 3, 2001. By order dated September 10, 2001, the trial court ruled in favor of SMLX. The Plaintiffs have appealed this ruling, and SMLX has moved for attorney's fees. By order dated September 5, 2001, the District Court of Appeal of the state of Florida Fourth District reversed a lower court ruling denying Henry Schur's, Nicholas Levandoski's, Analyte's and Simplex's motion to vacate the above-referenced judgments against them. The appellate court, however, did not reverse the judgments in the underlying action. Instead, the Court remanded the matter to the lower court for reconsideration of the motion to vacate.

In 1997, Americare Diagnostics, Inc., Joseph P. D'Angelo, Americare Transtech, Inc., and International Medical Associates, Inc., (the "Plaintiffs") filed suit in federal court (Southern District of Florida) against TCPI and its then chairman Jack Aronowitz, and Simplex and its then officers Henry B. Schur and Nicholas Levandoski, claiming patent infringement and misappropriation of trade secrets relating to the Company's patented biological fluids constituent analysis system. A confidential settlement agreement was reached with TCPI on February 3, 2001, which resolved all litigation between TCPI and the Plaintiffs. TCPI, which filed a voluntary Chapter 11 bankruptcy petition

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 2001
                                  (UNAUDITED)



NOTE 3 - LITIGATION - CONTINUED

on July 3, 2001, still owes approximately $38,700 under the settlement agreement. The Company settled with Simplex on June 26, 2001. On June 27, 2001, the District Court issued an Order granting the Plaintiffs' motion for voluntary dismissal of their patent infringement claims against Aronowitz and Schur. The basis for the Plaintiffs' motion was that the infringement claims lacked sufficient economic value to justify further prosecution. The district court also granted the Plaintiffs' motion for voluntary dismissal without prejudice of their misappropriation of trade secrets claims against Aronowitz and Schur. Both Aronowitz and Schur have filed motions for attorney's fees and costs against the Plaintiffs. By order dated August 17, 2001, the District Court granted Aronowitz's motion for voluntary dismissal without prejudice of his patent misuse antitrust counterclaim.

In 1997, Henry B. Schur filed suit against Dr. D'Angelo, Americare Transtech, Inc., Americare Health Scan, Inc., Americare Biologicals, Inc., International Medical Associates, Inc., and Americare Diagnostics, Inc. asserting claims relating to the tape recording and use of a conversation Schur had with Dr. D'Angelo on the street. Currently pending is a motion to dismiss filed by certain Defendants. Trial was set for September 10, 2001, but had to be delayed because Schur is unavailable.

TCPI and Aronowitz, in 1999, filed action in federal court (Southern District of Florida) against the Company, Joseph P. D'Angelo, and Creative Connections, Inc., claiming that Plaintiffs had engaged in false advertising in violation of the Lanham Act, and common law defamation. All claims by TCPI have been dismissed with prejudice pursuant to a February 2001 settlement. TCPI also settled with Creative Connections, Inc. on or about April 2001. As part of that settlement, TCPI was assigned a $28,281.29 judgment Creative Connections had against the Company. TCPI then proceeded to offset the amount of that judgment against the payments owed to the Company under the February 2001 settlement. By order dated August 17, 2001, the District Court granted Aronowitz's motion for voluntary dismissal without prejudice of his claims.

In 1999, the Company, Americare Biologicals, Inc., and Joseph P. D'Angelo ("Plaintiffs") filed a defamation suit in Florida state court against TCPI, Jack Aronowitz and Robert Zelinka. Plaintiffs settled with TCPI in February 2001. On

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 2001
                                  (UNAUDITED)



NOTE 3 - LITIGATION - CONTINUED

July 27, 2001, Plaintiffs entered into a confidential settlement with Zelinka. The claim against Aronowitz is still pending.

In 1999, the Company, Americare Biologicals, Inc., and Joseph P. D'Angelo ("Plaintiffs") filed a defamation lawsuit in Florida state court against Warren Vitale. Plaintiffs' motion for summary judgment is currently pending.

In November 1999, the building in which the Company is a tenant sustained substantial damage as a result of water leakage from a coffee machine that had been installed and maintained by Perfect Choice Coffee, Inc. Some of the Company's equipment and work in process was damaged and/or destroyed. The landlord's insurance company went bankrupt and did not cover the losses. As a result, the Company, landlord, and related entities jointly filed two separate lawsuits against the underwriter (Jackson Agency, Inc.) and the coffee machine company (Perfect Choice Coffee, Inc.) seeking to recover their losses. Consolidated discovery is ongoing.

Henry B. Schur, a former employee of the Company, has filed an interference claim with the U.S. Patent and Trademark Office alleging that he, not Dr. D'Angelo, is the senior inventor of the technology covered by a pending patent application relating to improvements to the Saliva Collector. In view of the January 1999 court judgment that Schur misappropriated trade secrets relating to the Company's Saliva Collector technology, and the written conditions of Schur's employment with Americare Transtech, Inc. during the early to mid-1990s, the Company believes that its exclusive ownership of the technology has been established.

In 1999, Henry Schur filed suit against Americare Biologicals, Inc. claiming entitlement to stock in that Company. The case was dismissed on statute of limitations grounds, and Schur was afforded an opportunity to amend his complaint.

In 1999, the Company and affiliated and related entities filed a professional malpractice action against its former in-house accountant Robert Dodek, C.P.A., who worked for the Company and its affiliated and related entities during 1994 through 1998. This lawsuit relates to the failure by Mr.

                   AMERICARE HEALTH SCAN, INC. AND SUBSIDIARY
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS
                                 JUNE 30, 2001
                                  (UNAUDITED)



NOTE 3 - LITIGATION - CONTINUED

Dodek to prepare and file tax returns and financial statements. Discovery is currently ongoing.

In the normal course of business, the Company is involved in various disputes, claims and/or litigation. Given the current financial condition of the Company, the resolution of any of the above-discussed matters against the Company by judgment or the award of attorney's fees and costs could have a material adverse impact on the consolidated financial statements.



NOTE 4 - RECENT PRONOUNCEMENTS

In 2001, Statement of Financial Accounting Standards (SFAS) No. 141 "Business Combinations" and Statement of Financial Accounting Standards (SFAS) No. 142 "Goodwill and Other Intangible Assets" were issued. The Company was not involved in a business merger or combination in 2001, therefore SFAS No. 141 has no impact on these financial statements. The only intangible assets the Company owns are its patents. SFAS No. 142 states, "An intangible asset with a finite useful life is amortized; an intangible asset with an indefinite useful life is not amortized. The Company is currently amortizing its patents over their useful and legal life of 17.5 years.

                                INDEX OF EXHIBITS

Exhibit No. 2.1:           Certificate of Merger.

Exhibit No. 2.2:           Corrected Certificate of Merger.

Exhibit No. 2.3:           Articles of Merger of Old Americare Health Scan, Inc.
                           into Environmental Digital Systems, Inc., dated
                           December 23, 1996, and effective December 31, 1996.

Exhibit No. 2.4:           Articles of Merger of Environmental Digital Systems,
                           Inc. into Americare Health Scan, Inc., dated December
                           27, 1996, and effective December 31, 1996.

Exhibit No. 3.1:           Certificate of Incorporation of the Registrant.

Exhibit No. 3.2:           Articles of Incorporation of the Registrant.

Exhibit No. 3.3:           Form of Bylaws of Registrant.

Exhibit No. 4.1:           Secured Promissory Note between the Company and Dr.
                           D'Angelo.

Exhibit No. 4.2:           Secured Promissory Note between the Company and
                           Daycon Investors Associates, Inc.

Exhibit No. 4.3:           Secured Promissory Note between the Company and
                           Americare Services, Inc.

Exhibit No. 10.1:          Assignment by Americare Biologicals, Inc. to
                           Americare Health Scan, Inc. and Americare
                           International Diagnostics, Inc. dated June 16, 1997,
                           Re: Serial #75/106,456.

Exhibit No. 10.2:          Assignment by International Medical Associates, Inc.
                           to Americare Technologies, Inc. dated June 23, 1997,
                           Re: Patent #5, 405,614.

Exhibit No. 10.3:          Assignment by International Medical Associates, Inc.
                           to Americare Technologies, Inc. dated June 23, 1997,
                           Re: Patent # 5,505,957.

Exhibit No. 10.4:          Assignment by International Medical Associates, Inc.
                           to Americare Technologies, Inc. dated June 23, 1997,
                           Re: Patent #5,336,213.

Exhibit No. 10.5:          Assignment by International Medical Associates, Inc.
                           to Americare Health Scan, Inc., dated September 28,
                           2001, Re: Patent #5,756,117.

Exhibit No. 10.6:          Assignment by Americare International Diagnostics,
                           Inc. to Americare Health Scan, Inc., dated September
                           28, 2001, Re: Patent #6,024,975.

Exhibit No. 10.7:          Assignment by Joseph P. D'Angelo to Americare Health
                           Scan, Inc., dated September 28, 2001, Re: Canadian
                           Patent #2,185,555.

Exhibit No. 10.8:          Business Lease between Universal Realty Development
                           Company and Americare Health Scan, Inc., dated
                           October 1, 2001.


Exhibit No. 10.9:          Agreement between Avitar, Inc. and Americare Health
                           Scan, Inc., dated March 28, 2000.

Exhibit No. 10.10:         Sales Agreement between Americare Biologicals, Inc.
                           and James DeSapio, dated January 13, 1997.

Exhibit No. 10.11:         Sales and Distribution Licensing Agreement between
                           Americare Biologicals, Inc. and Global International
                           Equipment, Inc., dated January 17, 2001.

Exhibit No. 10.12:         Agreement between Americare Biologicals, Inc. and
                           Gerhard Buckholz, dated May 13, 1999.

Exhibit No. 10.13:         Sales and Distribution Licensing Agreement between
                           Americare Biologicals, Inc. and Theodore Pardo, dated
                           November 30, 2001.